Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of March 30, 2011

by and among

MILESTONE HOLDING CORPORATION

DA-LITE SCREEN COMPANY, INC.,

MILESTONE AV TECHNOLOGIES LLC,

DLI ACQUISITION CORPORATION,

and

DL SHAREHOLDER REPRESENTATIVE, LLC

i

(continued)

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		Page

Section 12.09.	Severability	64
Section 12.10.	Specific Performance	64
Section 12.11.	Disclosure Schedules	64
Section 12.12.	Gender and Tense	64
Section 12.13.	Legal Representation	65

EXHIBITS

Exhibit A	Articles of Merger
Exhibit B	Letter of Transmittal
Exhibit C	Escrow Agreement
Exhibit D	Paying Agent Agreement
Exhibit E	Sample Calculation of Closing Date Net Working Capital
Exhibit F	Non-Competition Agreement
Exhibit G	338(h)(10) Allocation
Exhibit H	List of State Elections
Exhibit I	Election Form by Deemed Shareholders

SCHEDULES

Schedule 1.01	Specified Indebtedness
Schedule 3.01	Corporate Existence and Power
Schedule 3.03	Governmental Authorization; Consents
Schedule 3.04	Non-Contravention
Schedule 3.05(a)	Certain Rights
Schedule 3.05(b)	Shareholders List
Schedule 3.06	Subsidiaries and Other Equity Investments
Schedule 3.08	Absence of Certain Changes
Schedule 3.09(a)	Liens
Schedule 3.09(b)	Condition of Personal Property
Schedule 3.09(c)	Leased Real Property
Schedule 3.09(d)	Owned Real Property
Schedule 3.10	Litigation
Schedule 3.11	Material Contracts
Schedule 3.12	Insurance Coverage
Schedule 3.13(b)	Compliance with Applicable Laws
Schedule 3.13(c)	Permits
Schedule 3.13(e)	Consents and Approvals
Schedule 3.15(a)	Intellectual Property
Schedule 3.15(b)	Intellectual Property Claims
Schedule 3.16	Employees
Schedule 3.17(a)	Environmental Law Compliance
Schedule 3.17(b)	Environmental Proceedings
Schedule 3.17(d)	Condition of Real Property
Schedule 3.17(e) Schedule 3.17(f)	Hazardous Materials Products Including Hazardous Materials
Schedule 3.18	Tax Matters
Schedule 3.19(a)	Employee Benefit Plans
Schedule 3.19(b)	Employee Benefit Plan Qualification
Schedule 3.19(c)	Employee Benefit Plan Contributions
Schedule 3.19(i)	Effect on Employee Benefit Plans

v

Schedule 3.20	Payers and Suppliers
Schedule 3.21	Affiliate Transactions
Schedule 3.23	Bank Accounts
Schedule 3.24	Product Liability and Warranty
Schedule 3.26	Governmental Permits
Schedule 5.01	Conduct of the Company

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into this 30th day of March, 2011, by and among Milestone Holding Corporation, a Delaware corporation (“Buyer”), DLI Acquisition Corporation, an Indiana corporation and a wholly owned subsidiary of Buyer (“Newco”), Da-Lite Screen Company, Inc., an Indiana corporation (the “Company”), DL Shareholder Representative, LLC, a Texas limited liability company, as the Shareholders Representative, and Milestone AV Technologies LLC, a Delaware limited liability company (“Milestone”), solely for purposes of Section 6.05 hereof.

WITNESSETH:

WHEREAS, on the terms and subject to the conditions set forth herein, each of Buyer, Newco and the Company desires to effect the merger and the other transactions contemplated hereby (the “Merger”);

WHEREAS, the board of directors (or a duly constituted and authorized committee thereof) of each of Buyer, Newco and the Company has determined that the Merger, in the manner set forth in this Agreement, is advisable and in the best interests of the shareholders of such corporation or the members of such limited liability company, as applicable, and by resolutions duly adopted, has approved and adopted this Agreement; and

WHEREAS, holders of no less than eighty-five percent (85%) of the outstanding Common Stock (as defined below) of the Company have (i) executed and delivered concurrently herewith one or more voting agreements with respect to the transactions contemplated herein and (ii) indicated that they intend to adopt this Agreement and approve the Merger at a special meeting of the shareholders of the Company in accordance with the requirements of the IBCL (as defined below).

NOW, THEREFORE, in consideration of the mutual promises set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.01. Definitions.

In addition to other terms defined elsewhere in this Agreement, the following terms shall have the meanings set forth below:

“338(h)(10) Allocation” has the meaning set forth in Section 10.04(b) hereof.

“Accounting Firm” means McGladrey & Pullen, LLP or, if such firm is unable or unwilling to act, such other nationally recognized independent public accounting firm or valuation firm as shall be agreed upon by Buyer and the Shareholders Representative; provided that if Buyer and the Shareholders Representative are unable to agree on such other firm, each of Buyer and the Shareholders Representative shall select one such firm and such firms shall agree on a third firm to act as the Accounting Firm hereunder.

“Accounting Firm Fees” has the meaning set forth in Section 2.07(e)(ii) hereof.

“Accounts Receivable” shall mean any right to payment for services rendered or goods sold, leased or licensed by the Company or any Subsidiary thereof, whether or not such payment has been earned by performance, whether billed or unbilled, and whether or not it is evidenced by any Contract.

“Action” has the meaning set forth in Section 3.16(b).

“Affected Employees” has the meaning set forth in Section 5.08(a) hereof.

“Affiliate” means, with respect to any Person, (i) any other Person directly or indirectly controlling, controlled by, or under common control with, such specified Person, or (ii) any other Person owning or controlling ten percent (10%) or more of the outstanding voting securities of such Person. The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Escrow Amount” means the sum of the General Escrow Amount plus the Working Capital Escrow Amount plus the Environmental Escrow Amount.

“Agreement” has the meaning set forth in the preamble of this Agreement.

“Antitrust Division” has the meaning set forth in Section 6.02 hereof.

“Applicable Law” means, with respect to any Person, any domestic or foreign, federal, state or local statute, law, ordinance, rule, binding administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree or other requirement of any Authority applicable to such Person or any of its Affiliates or any of their respective properties or assets.

“Appraisal Share” has the meaning set forth in Section 2.01(j) hereof.

“Articles of Incorporation” means the Company’s Articles of Incorporation, as amended.

“Authority” means any governmental, regulatory or administrative body, agency, official or authority, any court or tribunal of judicial authority, or any arbitrator, whether international, national, federal, state or local, including any Taxing Authority.

“Balance Sheet” means the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2010.

“Balance Sheet Date” means December 31, 2010.

“Basket” has the meaning set forth in Section 9.04(c) hereof.

“Business Agreements” has the meaning set forth in Section 3.11(b) hereof.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in the city of Chicago, Illinois are authorized or required by law to close.

“Buyer” has the meaning set forth in the preamble of this Agreement.

“Buyer Indemnified Parties” has the meaning set forth in Section 9.01 hereof.

“Cap” has the meaning set forth in Section 9.04(d) hereof.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. 9601 et seq., as amended.

“Closing” has the meaning set forth in Section 2.04(a) hereof.

“Closing Common Shareholders” means the holders of the Common Shares, including the holders of outstanding Company Options.

“Closing Date” means the date of the Closing.

“Closing Date Net Working Capital” means the Working Capital Assets of the Company and its Subsidiaries on a consolidated basis less the Working Capital Liabilities of the Company and its Subsidiaries on a consolidated basis on the Closing Date, in each case, calculated in accordance with GAAP. For illustrative purposes, attached hereto as Exhibit E is a sample calculation of Closing Date Net Working Capital.

“Closing Date Specified Indebtedness” means the amount of Specified Indebtedness outstanding immediately prior to the Closing.

“Closing Date Statement” has the meaning set forth in Section 2.04(c) hereof.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commitment Letters” has the meaning set forth in Section 4.07 hereof.

“Common Shares” means the common stock of the Company, having par value of $0.001 per share (the “Common Stock”), outstanding as of the date of determination.

“Company” has the meaning set forth in the Preamble of this Agreement.

“Company Option” has the meaning set forth in Section 3.05(a) hereof.

“Company Plans” has the meaning set forth in Section 3.19(a) hereof.

“Company Securities” has the meaning set forth in Section 3.05(a) hereof.

“Company Shareholders Agreement” means that certain Amended and Restated Shareholders Agreement dated May 18, 2010, as amended as of March 29, 2011, among the Company and certain other Persons.

“Confidentiality Agreement” has the meaning set forth in Section 5.02(c) hereof.

“Contracts” of a Person means all contracts, agreements (including supplier contracts and agreements and customer contracts and agreements), notes, indentures, bonds, options, leases, subleases, easements, mortgages, or other agreements legally binding upon that Person or to which any property of that Person may be subject.

“Direct Claim” has the meaning set forth in Section 9.02(b) hereof.

“Disclosure Schedules” has the meaning set forth in Article III hereof.

“Dutch Environmental Action Site” means the former Projecta B.V. facility located at Parallelweg 164 in Weert, Netherlands.

“Effective Time” has the meaning set forth in Section 2.01(b) hereof.

“Elections” has the meaning set forth in Section 10.04 hereof.

“Environmental Claim” means (i) any claim by any Buyer Indemnified Party for Liabilities arising or resulting from any investigation, remediation or other action taken by or on its behalf if such Buyer Indemnified Party determines, in its reasonable discretion, that it has a legal duty, obligation or is otherwise required under Environmental Laws to undertake such investigation, remediation, or other action to bring environmental conditions existing at the Closing Date into compliance with applicable Environmental Laws or the requirements of any applicable Authority, it being understood that Buyer will provide the Shareholders Representative with at least five (5) Business Days’ prior written notice of any such investigation, remediation or action at the Dutch Environmental Action Site, and (ii) any claim, action, cause of action, investigation or written notice or demand by any Person alleging potential Liabilities on the part of the Company or its Subsidiaries or any Buyer Indemnified Party arising out of, based on or resulting from (A) the presence or Release of any Hazardous Materials existing at the Closing Date at any location, whether or not owned or operated by the Company, or (B) circumstances existing at the Closing Date forming the basis of any violation of any Environmental Law.

“Environmental Escrow Amount” means an amount equal to Five Million and 00/100 Dollars ($5,000,000).

“Environmental Escrow Release Date” has the meaning given in Section 2.05(b)(ii) hereof.

“Environmental Laws” means all federal, state, local and foreign laws and regulations, all common law and all other provisions having the force or effect of law, relating to pollution or the environment (including natural resources, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, those relating to Releases or threatened Releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, transport or handling of Hazardous Materials and occupational safety and health.

“Environmental Permits” has the meaning set forth in Section 3.17(a) hereof.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Account” has the meaning set forth in Section 2.05(a) hereof.

“Escrow Agent” means The PrivateBank and Trust Company.

“Escrow Agreement” means an escrow agreement in substantially the form attached hereto as Exhibit C.

“Escrow Fees” has the meaning set forth in Section 2.05(d) hereof.

“Estimated Closing Date Net Working Capital” means the estimated Closing Date Net Working Capital.

“Estimated WC Statement” has the meaning set forth in Section 2.04(h) hereof.

“Estimated Working Capital Deficit” means the excess, if any, of the Target Net Working Capital over the Estimated Closing Date Net Working Capital.

“Estimated Working Capital Surplus” means the excess, if any, of the Estimated Closing Date Net Working Capital over the Target Net Working Capital.

“Excess Reduction Amount” has the meaning set forth in Section 2.05(a) hereof.

“Exchange Act” has the meaning set forth in Section 3.26 hereof.

“Excluded Claims” has the meaning set forth in Section 9.08 hereof.

“Family Member” means, with respect to any Person, such Person’s parents, siblings, spouse or child (whether natural or adopted).

“Final Closing Statement” has the meaning set forth in Section 2.07(d) hereof.

“Financial Statements” has the meaning set forth in Section 3.07 hereof.

“FTC” has the meaning given in Section 6.02 hereof.

“GAAP” means generally accepted accounting principles applied in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession, as in effect on the date of this Agreement.

“General Escrow Amount” means an amount equal to Five Million and 00/100 Dollars ($5,000,000).

“General Escrow Release Date” has the meaning given in Section 2.05(b)(i) hereof.

“Hazardous Materials” means all substances defined as hazardous substances, oils, pollutants or contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. ss. 300.5 or defined as such by, or regulated under, any Environmental Law.

“HSR Act” has the meaning set forth in Section 6.02 hereof.

“HSR Approval” has the meaning set forth in Section 7.01(c) hereof.

“HSR Fees” has the meaning set forth in Section 6.02 hereof.

“IBCL” has the meaning set forth in Section 2.01(a) hereof.

“Income Tax” means any federal, state, local, or foreign Tax measured by or imposed on net income.

“Income Tax Return” means any Tax Return relating to Income Taxes.

“Indebtedness” means any and all of the Company’s and its Subsidiaries’ outstanding (i) indebtedness for borrowed money, which shall include financial instruments of indenture or other borrowing agreement such as notes, mortgages, loans and lines of credit (but not including letters of credit) and capital lease obligations, (ii) all other obligations evidenced by notes, bonds, debentures or similar instruments and (iii) the direct or indirect guaranty, endorsement (other than for collection or deposit in the ordinary course of business), co-making, discounting with recourse, or sale with recourse by a Person of the obligation of another Person.

“Indemnified Event” has the meaning set forth in Section 9.07 hereof.

“Intellectual Property Rights” means intellectual property and/or other proprietary rights, including, but not limited to: (i) any and all trademarks, logos, logotypes, service marks, trade dress, corporate names, and/or trade names, including, but not limited to, any and all common law and statutory rights therein and therefor and all goodwill related thereto, and further including any and all registrations thereof and applications for registration therefor (“Marks”); (iii) any and all know-how, trade secrets, inventions, processes, databases, technical information, notes, reports, drawings, works, devices, makes, models, works-in-progress, customer lists, creations, confidential business information and other proprietary information and work product therefor, including, but not limited to, any and all common law and statutory rights therein and therefor; (iv) any and all copyrights and mask works, including any and all common law; statutory rights and moral rights therein and therefor, and further including any and all copyright registrations thereof and applications for registration of copyright therefor (“Copyrights”); (v) patents, patentable inventions and other patent rights (including any patent applications, provisional applications, divisions, continuations, continuations-in-part, reissues, or reexaminations of the foregoing or interferences related to the foregoing); (vi) domain names and uniform resource locators; and (vii) any and all software programs, including all source code, object code, specifications, designs and documentation related thereto (“Software”).

“Interested Shareholder” means any holder of one percent (1%) or more of the Common Stock.

“Inventories” or “Inventory” means (i) the finished goods held for sale by the Company and (ii) the raw materials, packaging, work in process, inventory in transit or other inventory used in the Company’s or any Subsidiary’s business and held by the Company or any of its Subsidiaries and calculated in accordance with GAAP.

“Knowledge” whether or not capitalized, means the actual knowledge, after reasonable inquiry, of Richard E. Lundin, Judith D. Loughran and Jerry C. Young.

“Leased Real Property” has the meaning set forth in Section 3.09(c) hereof.

“Leases” means all leases, subleases, licenses or other agreements, including all amendments, modifications or restatements with respect thereto, pursuant to which the Company or any Subsidiary uses or occupies any real property.

“Letter of Transmittal” has the meaning set forth in Section 2.03 hereof.

“Liabilities” means all liabilities and obligations (whether vested, absolute or contingent, direct or indirect, known or unknown, asserted or unasserted, accrued or unaccrued, liquidated or unliquidated, due or to become due, and whether contractual, statutory or otherwise, and including all fines, penalties, costs and expenses related thereto).

“Lien” means, with respect to the Real Properties and any asset, any mortgage, lien, pledge, charge, security interest, conditional sales or other title retention contract or encumbrance of any kind in respect of such Real Properties and assets.

“Losses” means any and all actual damages, awards, judgments, assessments, fines, sanctions, penalties, charges, costs, expenses, Taxes, losses, payments (including settlement payments), all interest thereon, all costs and expenses of investigating any claim, lawsuit or arbitration and any appeal therefrom, all reasonable attorneys’, accountants’, investment bankers’, consultants’ and expert witness’ fees incurred in connection therewith, other than such amounts (i) reflected as Liabilities in the Closing Date Net Working Capital or (ii) for which the Company has established a reserve in its Financial Statements to the extent covered by such reserve.

“Major Customer” has the meaning set forth in Section 3.20 hereof.

“Major Supplier” has the meaning set forth in Section 3.20 hereof.

“Material Adverse Effect” means an effect, development or change that is materially adverse to the condition (financial or otherwise), results of operations, assets, business or prospects of the Company and its Subsidiaries, taken as a whole, other than any effect, development or change resulting or arising from: (i) any change in any Applicable Law or interpretation thereof; (ii) any change in interest rates or general economic conditions in the industries or markets in which the Company and its Subsidiaries operate or affecting United States or foreign economies in general (which do not disproportionately affect the Company and its Subsidiaries taken as a whole); (iii) any change that is generally applicable to the industries or markets in which the Company and its Subsidiaries operate (which do not disproportionately affect the Company and its Subsidiaries taken as a whole); (iv) the entry into or announcement of this Agreement or the consummation of the transactions contemplated hereby; (v) any action taken by Buyer or any of its Affiliates; (vi) any omission to act or action taken that is required by this Agreement or with the consent of Buyer (including those omissions to act or actions taken which are expressly permitted by this Agreement); (vii) any change in GAAP; and (viii) the engagement by the United States in or escalation of hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack.

“Material Contracts” has the meaning set forth in Section 3.11(a) hereof.

“Merger” has the meaning set forth in the recitals hereof.

“Merger Certificate” has the meaning set forth in Section 2.01(b) hereof.

“Merger Consideration” means (i) $202,500,000.00, plus (ii) the Net Cash Amount as of the opening of business on the Closing Date, if greater than zero (0), or minus the Net Cash Amount as of the opening of business on the Closing Date, if less than zero (0), plus (iii) the Estimated Working Capital Surplus, if any, or minus the Estimated Working Capital Deficit, if any, minus (iv) the Closing Date Specified Indebtedness, minus (v) the aggregate principal amount of the Senior Notes, together with all accrued and unpaid interest thereon, outstanding as of the Closing, minus (vi) the Transaction Expenses that have not been paid as of the Closing Date, minus (vii) the Post Tax-Adjusted Earnings.

“Merger Option Price Per Share” means the number obtained by dividing (i) the sum of the Merger Consideration plus the aggregate amount that the Company would receive if all Company Options outstanding immediately prior to the Closing Date were exercised for cash, by (ii) the sum of the number of Common Shares outstanding immediately prior to the Closing Date and the number of additional Common Shares that would have been issued if all Company Options had been exercised immediately prior to the Closing Date.

“Milestone” has the meaning set forth in the Preamble to this Agreement.

“Net Cash Amount” means the aggregate amount of the Company’s and its Subsidiaries’ cash and cash equivalents on hand or in bank accounts or broker cash funds, less the aggregate amount of outstanding and unpaid checks issued by the Company and its Subsidiaries, in each case as of the close of business on the Business Day immediately prior to the Closing Date.

“Newco” has the meaning set forth in the preamble to this Agreement.

“Newco Common Stock” has the meaning set forth in Section 4.03 hereof.

“Non-Competition Agreements” has the meaning set forth in Section 2.04(f)(vi) hereof.

“Notice of Disagreement” has the meaning set forth in Section 2.07(c) hereof.

“Option Payment” means the amount payable to holders of Company Options pursuant to Section 5.06 hereof.

“Order” means any decree, order, judgment, writ, award, injunction, rule or consent of or by an Authority.

“Owned Real Property” has the meaning set forth in Section 3.09(d) hereof.

“Parties” means Buyer, Newco, the Company and the Shareholders Representative.

“Paying Agent” means, collectively, Computershare Inc. and Computershare Trust Company, N.A.

“Paying Agent Agreement” means the Cash Exchange Agent Agreement in the form attached hereto as Exhibit D.

“Paying Agent Fees” has the meaning set forth in Section 2.06 hereof.

“Permits” has the meaning set forth in Section 3.13(c) hereof.

“Permitted Liens” means (i) Liens for Taxes which are not yet due and payable or which are being contested in good faith and for which reasonable reserves have been established on the Financial Statements, (ii) statutory Liens of landlords with respect to Real Properties that do not singly or in the aggregate materially interfere with the use of property in the ordinary course of business consistent with past practices, (iii) Liens of carriers, warehousemen, mechanics, materialmen, and repairmen incurred in the ordinary course of business, (iv) Liens incurred in connection with worker’s compensation, unemployment compensation and other types of social security or in connection with obligations for sums which are not yet delinquent or which are being contested in good faith, (v) in the case of the Real Properties, in addition to items (i), (ii), (iii) and (iv), any restrictions, Liens or other title matters imposed by laws or regulations or by any Authority, including any zoning, building, or other restrictions, variances, special use permits, covenants, rights of way, encumbrances, or easements, (vi) any Liens or other title matters, none of which, individually or in the aggregate, interfere in any material respect with the ownership or present use of or occupancy of the affected parcel by the Company or any of its Subsidiaries, (vii) Liens securing the Specified Indebtedness or other Liens as disclosed in Schedule 1.01 (which Liens shall be terminated on or before the Closing Date), (viii) in the case of Intellectual Property Rights owned by the Company or one or more of its Subsidiaries, third party non-exclusive license agreements entered into in the ordinary course of business consistent with past practices, (ix) Liens that constitute purchase money security interests on any property securing debt incurred for the purpose of financing all or any part of the cost of acquiring such property, (x) any Liens, rights or obligations created by or resulting from the acts of Buyer or Newco or their Affiliates or any of their respective officers, employees, agents, consultants, lenders, contractors or representatives, and (xi) the replacement, extension or renewal of any of the foregoing.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Post-Closing Addition” has the meaning set forth in Section 2.07(a) hereof.

“Post-Closing Reduction” has the meaning set forth in Section 2.07(a) hereof.

“Post Tax-Adjusted Earnings” (i) means zero dollars ($0) if the Closing occurs on or before April 8, 2011, and (ii) otherwise means an aggregate amount equal to Twenty-Five Thousand and 00/100 Dollars ($25,000) per day for every calendar day after April 8, 2011 through and including the Closing Date, up to a maximum amount of Seven Hundred Fifty Thousand and 00/100 Dollars ($750,000).

“Pre-Closing Income Tax Return” means any Income Tax Return of the Company or its Subsidiaries required to be filed for a Tax period ending on or before the Closing Date, including the IRS Form 1120S and other Income Tax Returns of the Company or its Subsidiaries reporting income, gain or loss resulting from the Elections.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date, and the portion of any Straddle Period through the end of the Closing Date.

“Pro Rata” means, with respect to any Closing Common Shareholder, a fraction (expressed as a percentage, rounded to five decimal places), (i) the numerator of which is the number of Common Shares held by such Closing Common Shareholder and (ii) the denominator of which is the total number of Common Shares.

“Proposed Acquisition Transaction” has the meaning set forth in Section 5.07 hereof.

“Proposed Final Closing Statement” has the meaning set forth in Section 2.07(b) hereof.

“RCRA” means the Resource Conservation and Recovery Act of 1976, 42 U.S.C. 6901 et seq., as amended.

“RCRA Corrective Action” means all obligations and requirements pursuant to RCRA and its state and local counterparts to investigate, remediate or otherwise address the presence of Hazardous Materials at or from certain locations.

“Real Properties” means the Leased Real Property and the Owned Real Property.

“Release” means any release, spill, emission, discharge, leaking, pumping, pouring, dumping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials (including, without limitation, ambient air, surface water, groundwater and surface or subsurface strata).

“Reserve Account” has the meaning set forth in Section 2.06 hereof.

“Reserve Amount” means $350,000.

“SEC” has the meaning set forth in Section 3.26 hereof.

“Senior Notes” means the Company’s 12.5% Senior Notes due 2015 issued from time to time, in one or more series, pursuant to that certain Indenture dated May 18, 2004 between the Company and Wilmington Trust Company, as trustee.

“Shareholders” means, collectively, the holders of the Common Stock.

“Shareholders List” has the meaning set forth in Section 3.05(b) hereof.

“Shareholders Representative” means DL Shareholder Representative, LLC, a Texas limited liability company (or any successor thereto appointed in accordance with Section 11.02 hereof).

“Specified Indebtedness” means any and all Indebtedness of the Company or any of its Subsidiaries (including the principal amount thereof, any accrued interest thereon and any prepayment or termination premiums or fees with respect thereto) under or in connection with the Indebtedness listed on the Specified Indebtedness Schedule attached hereto as Schedule 1.01. For the avoidance of doubt and without limiting the generality of the foregoing, Specified Indebtedness shall not be deemed to include any item of Closing Date Net Working Capital.

“State Elections” has the meaning set forth in Section 7.02(g) hereof.

“Straddle Period” means any Tax period that includes (but does not end on) the Closing Date.

“Subsidiary” means, with respect to any specified Person, any entity of which the specified Person (either alone or through or together with any other Subsidiary of such specified Person) (i) owns, directly or indirectly, 50% or more of the voting stock or other interests the holders of which are generally entitled to vote for the election of the board of directors or other applicable governing body of such entity; or (ii) controls the management.

“Surviving Corporation” has the meaning set forth in Section 2.01(a) hereof.

“Tangible Personal Property” of a Person means all machinery, equipment, trucks, automobiles, furniture, supplies, spare parts, tools, stores and other tangible personal property owned by that Person or in which that Person has any interest (including the right to use), other than the inventories and the books and records of that Person.

“Target Net Working Capital” means Nineteen Million Five Hundred Forty-Nine Thousand and 00/100 Dollars ($19,549,000.00).

“Tax” means (i) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value added, franchise, profits, license, withholding, payroll, workers’ compensation, unemployment compensation, employment, excise, severance, stamp occupation, premium, property, utility, production, environmental or windfall profit tax, custom, duty, levy, impost or other tax of any kind whatsoever, governmental fee or other like assessment or charge, together with any interest or any penalty, addition to tax or additional amount imposed with respect thereto or thereon, (ii) any liability for the payment of any amounts of the type described in clause (i) above as a result of being a member of an affiliated, consolidated, combined or unitary group, and (iii) any liability for the payment of any amounts of the type described in clause (i) above with respect to any other Person as transferee or successor. For purposes of the definition of “Tax,” any reference to the Company shall be deemed to include a reference to the Surviving Corporation.

“Tax Benefit” has the meaning set forth in Section 9.07 hereof

“Tax Proceedings” has the meaning set forth in Section 3.18(i) hereof.

“Tax Return” means any return, declaration, report, claim for refund, information return or other document (including, without limitation, any related or supporting schedule, statement or information) filed or required to be filed in connection with the determination, assessment or collection of any Tax of any Person or the administration of any laws, regulations or administrative requirements relating to any Tax.

“Taxing Authority” means any foreign, federal, state or local court, administrative body, bureau, board, commission, office, department or other governmental authority or regulatory body or instrumentality thereof responsible for the assessment, determination, collection or imposition of any Tax.

“Termination Date” has the meaning set forth in Section 8.01(b) hereof.

“Third Party Claim” has the meaning set forth in Section 9.02(a)(i) hereof.

“Transaction Documents” means (i) this Agreement, the attached exhibits and schedules, and the closing certificates delivered pursuant to this Agreement; (ii) the Letters of Transmittal; (iii) the Escrow Agreement; and (iv) the Merger Certificate.

“Transaction Expenses” means any and all fees, costs and expenses incurred by any of the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement, including, without limitation, all legal fees and expenses, investment banking fees and expenses, accounting fees and expenses and other professional fees and expenses, in each case to the extent not paid prior to the Closing.

“Transfer Taxes” has the meaning set forth in Section 10.03 hereof.

“Treasury Regulations” means the regulations promulgated under the Code including, without limitation, temporary regulations.

“U.S. Environmental Action Sites” means the Company facilities located at 11500 Williamson Road in Cincinnati, Ohio and 3100 North Detroit Street in Warsaw, Indiana.

“Working Capital Assets” shall mean the items set forth as “Current Assets” in Exhibit E.

“Working Capital Escrow Amount” means an amount equal to One Million Dollars ($1,000,000).

“Working Capital Liabilities” shall mean the items set forth as “Current Liabilities” in Exhibit E.

Section 1.02. Rules of Construction. The following provisions shall be applied where appropriate herein: (a) “herein,” “hereby,” “hereunder,” “hereof” and other equivalent words shall refer to this Agreement in its entirety and not solely to the particular portion of this Agreement in which any such word is used; (b) all definitions set forth herein shall be deemed applicable whether the words defined are used herein in the singular or the plural; (c) wherever used herein, any pronoun or pronouns shall be deemed to include both the singular and plural and to cover all genders; (d) the words “including” and “include” and other words of similar import shall be deemed to be followed by the phrase “without limitation” and shall not be limited by any enumeration or otherwise; (e) all accounting terms not specifically defined herein shall be construed in accordance with GAAP; (f) neither this Agreement, any other Transaction Document nor any other agreement, document or instrument referred to herein or executed and delivered in connection herewith shall be construed against any Party as the principal draftsperson hereof or thereof; (g) any references herein to a particular Section, Article, Exhibit or Schedule means a Section or Article of, or an Exhibit or Schedule to, this Agreement unless another agreement is specified; and (h) the Exhibits and Schedules attached hereto are incorporated herein by reference and shall be considered part of this Agreement.

ARTICLE II.

THE MERGER

Section 2.01. The Merger.

(a) Structure. Subject to the terms and conditions of this Agreement and in accordance with the Indiana Business Corporation Law (“IBCL”), at the Effective Time: (i) Newco shall be merged with and into the Company, the separate existence of Newco shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”) in the Merger; (ii) the Articles of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall become the articles of incorporation of the Surviving Corporation; and (iii) the Bylaws of Newco, as in effect immediately prior to the Effective Time, shall become the Bylaws of the Surviving Corporation. From and after the Effective Time, the Merger will have all the effects set forth in Section 23-1-40-6 of the IBCL.

(b) Effective Time. The Merger shall become effective (the “Effective Time”) upon the filing of the Articles of Merger in the form of Exhibit A (the “Merger Certificate”), duly executed and acknowledged by the Company, with the Secretary of State of Indiana pursuant to the IBCL, as such filing is contemplated by Section 6.04.

(c) Directors and Officers of the Surviving Corporation. The directors and officers of Newco serving in those positions immediately prior to the Effective Time shall be duly elected to become the directors and officers of the Surviving Corporation as of the Effective Time, in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal.

(d) Treatment of Capital Stock. At the Effective Time by virtue of the Merger and without any further action on the part of any Person, (i) each share of the capital stock of Newco issued and outstanding immediately prior to the Merger shall be converted into one share of the Surviving Corporation, and (ii) each Common Share issued and outstanding immediately prior to the Merger shall be canceled automatically and shall cease to exist, and each holder of a certificate representing any such share of Common Stock shall cease to have any rights with respect to such Common Stock, except the right to receive the amount, if any, payable in respect of such Common Stock pursuant to the provisions of Section 2.01(e).

(e) Merger Consideration. At the Effective Time, and as a result of the Merger, each Common Share issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 2.01(g) and the Appraisal Shares), shall be converted into the right to receive an amount equal to the quotient of (x) the Merger Consideration (less the Option Payment), divided by (y) the aggregate number of Common Shares outstanding immediately prior to the Effective Time.

(f) Treatment of Company Options. Immediately prior to the Effective Time each Company Option shall be subject to surrender and cancellation and shall be converted into the right to receive a cash payment in an amount as set forth in Section 5.06 hereof, subject to the other provisions of this Article II.

(g) Treasury Shares. Each share of Common Stock held in the treasury of the Company immediately before the Effective Time (including shares that would be issuable upon exercise of outstanding Company Options) shall be canceled and extinguished, and nothing shall be issued or paid in respect thereof.

(h) No Liability. Notwithstanding anything to the contrary in this Section 2.01, neither the Shareholders Representative, Buyer, the Surviving Corporation nor any other party to this Agreement shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law. If any certificate representing Common Shares that is to be converted into the right to receive Merger Consideration has not been surrendered by the date on which such property would otherwise escheat to or become the property of any Authority, any such property, to the extent permitted by Applicable Law, shall become the property of Buyer free and clear of all claims or interests of any Person previously entitled thereto.

(i) Tax Withholding. The Paying Agent, its designee, the Shareholders Representative, Buyer, Newco, the Company or the Surviving Corporation (as appropriate) shall be entitled to deduct and withhold from consideration otherwise payable pursuant to this Agreement to any Closing Common Shareholder (including, for the avoidance of doubt, any amounts paid out of the Escrow Account pursuant to the Escrow Agreement), or to any holder of a Company Option, such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of state, local or non-U.S. Applicable Law. To the extent that amounts are so withheld, such withheld amounts shall, to the extent remitted to the appropriate Authority, be treated for all purposes of this Agreement as having been paid to the Closing Common Shareholder or holder of a Company Option in respect of which such deduction and withholding was made.

(j) Dissenting Shares. Notwithstanding anything to the contrary contained in this Agreement, to the extent that the provisions of Chapter 44 of the IBCL are or prior to the Effective Time may become applicable to the Merger, then any share of Common Stock that, as of the Effective Time, is or may carry appraisal rights under the IBCL (“Appraisal Share”) shall not be converted into or represent the right to receive its Pro Rata share of the Merger Consideration, but rather shall be cancelled at the Effective Time and the holder or holders of any Appraisal Share shall be entitled only to such rights as may be granted to such holder or holders under Chapter 44 of the IBCL; provided, however, that if the status of any such Appraisal Share as a share carrying appraisal rights shall not be perfected, or if any such Appraisal Share shall lose its status as a share carrying appraisal rights, then, as of the later of the Effective Time or the time of the failure to perfect such status, or the loss of such status, such Appraisal Share shall automatically be converted into and shall represent only the right to receive the consideration set forth in Section 2.01(e).

(k) Restructuring. Notwithstanding anything to the contrary contained in this Agreement or any exhibit attached hereto, in the event that (i) Buyer determines, in its reasonable discretion, that there is a risk that Buyer will not obtain the Tax benefits from the Election or (ii) the Company is unable to deliver to Buyer Internal Revenue Service Form 8023 and State Elections in each case properly executed by the Company, each Shareholder and each other Person who is treated as a shareholder of the Company pursuant to Code section 1361(c)(2)(B) at the Effective Time (with respect to such Persons who are treated as shareholders of the Company, in the form attached hereto as Exhibit I) no later than seven (7) Business Days prior to the Closing Date, Buyer and the Shareholders Representative shall have the authority hereunder to take any and all actions necessary to amend this Agreement, without any further action by or consent of the Company’s Board of Directors or Shareholders, to restructure the acquisition of the Company contemplated by this Agreement in such a manner as Buyer determines, provided such restructuring shall not result in an adverse economic consequence to the Shareholders in comparison to the consequences that would result from the Merger.

Section 2.02. Payments Made at the Effective Time. At the Effective Time, Buyer shall pay or cause to be paid by wire transfer of immediately available funds, the following:

(a) on behalf of the Company and its Subsidiaries, the Transaction Expenses as set forth on the Closing Date Statement (as defined below);

(b) on behalf of the Company and its Subsidiaries, the Closing Date Specified Indebtedness as set forth on the Closing Date Statement, if any;

(c) from the Merger Consideration, (i) the Aggregate Escrow Amount to the Escrow Agent in accordance with the terms of Section 2.05 below and (ii) the Reserve Amount to the Shareholders Representative in accordance with the terms of Section 2.06 below;

(d) on behalf of the Company, but as a deduction from the Merger Consideration, the Option Payment to holders of Company Options provided under Section 5.06; and

(e) the remainder of the Merger Consideration (other than the Aggregate Escrow Amount and the Reserve Amount) to the Paying Agent for distribution to each Closing Common Shareholder that has delivered stock certificate(s) representing the Common Stock, that portion of the Merger Consideration attributable to such Closing Common Shareholder’s Common Stock in accordance with Section 2.01(e) above.

Section 2.03. Surrender of Certificates. The applicable Merger Consideration shall be payable, in each case, without interest, only in respect of Company Securities the certificates for which have been surrendered to Buyer; provided, however that if any stock certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such stock certificate to be lost, stolen, or destroyed, and an undertaking to indemnify Buyer and the Surviving Corporation against any claim that may be made against it with respect to such stock certificate, the Merger Consideration shall be payable in respect of the Company Securities represented by such lost, stolen, or destroyed certificate. Notwithstanding the foregoing, no Closing Common Shareholder will be entitled to receive any portion of the Merger Consideration unless such Closing Common Shareholder has delivered to the Paying Agent a properly completed and duly executed letter of transmittal in the form attached hereto as Exhibit B (each, a “Letter of Transmittal” and collectively, the “Letters of Transmittal”).

Section 2.04. Closing; Closing Date Statement and Closing Deliveries.

(a) The closing of the Merger and other transactions contemplated hereby (the “Closing”) to be consummated on the Closing Date shall take place at the offices of Vedder Price P.C., 222 North LaSalle Street, Chicago, Illinois, within twenty-four (24) hours following the satisfaction of the conditions to Closing set forth in Article VII hereof.

(b) Not less than two (2) Business Days prior to the Closing Date, the Company shall deliver to Buyer and the Paying Agent a statement which sets forth the name of each Closing Common Shareholder and the percentage of the Merger Consideration to be paid to each such Closing Common Shareholder at Closing pursuant to Section 2.02(e) of this Agreement.

(c) Not less than two (2) Business Days prior to the Closing Date, the Company shall deliver to Buyer a statement from the Company which sets forth by payee, the Closing Date Specified Indebtedness and the aggregate amount of Transaction Expenses to be paid to each such payee at the Closing, along with wire transfer instructions for each such payee (together with the statement delivered pursuant to clause (b) above, the “Closing Date Statement”).

(d) Not less than seven (7) Business Days prior to the Closing Date, the Company shall (i) deliver to Buyer IRS Forms 8023 duly completed and executed by the Company, each Shareholder as of the Effective Time and each other Person who is treated as a shareholder of the Company pursuant to Code section 1361(c)(2)(B) at the Effective Time (with respect to such Persons who are treated as shareholders, in the form attached hereto as Exhibit I) and State Elections in a form necessary to effectuate each such Election, or (ii) if the Company is unable to obtain all of such Elections from each of its Shareholders, written notice setting forth those Elections that cannot be provided.

(e) As soon as possible following the execution of this Agreement by the Company, but in any event not less than seven (7) Business Days prior to the Closing Date, the Company shall deliver to Buyer a fully completed and executed Form I-9 or Form W-9 from each Person who is or was a Shareholder of the Company, and each Person who is or was treated as a shareholder of the Company pursuant to section 1361(c)(2)(B) of the Code, at any time on or after January 1, 2008.

(f) At the Closing, the Company shall deliver, or cause to be delivered, to Buyer:

(i) resignations, effective as of the Closing in a form reasonably acceptable to Buyer, of the secretary and each director of the Company not less than five (5) Business Days prior to the Closing Date;

(ii) if any Specified Indebtedness is existing, executed copies of letters, in a form reasonably acceptable to Buyer, confirming the amount, if any, of Indebtedness that is currently outstanding that would constitute Specified Indebtedness from each holder of Specified Indebtedness, which amount will reduce the Merger Consideration payable by Buyer at the Closing as provided in clause (iv) of the definition of Merger Consideration, and such letters shall include, where applicable, authorization of the release of any Liens related to such Specified Indebtedness;

(iii) a properly executed statement in a form reasonably acceptable to Buyer for purposes of satisfying Buyer’s obligations under Treasury Regulations Section 1.1445-2(c)(3);

(iv) the Escrow Agreement and Paying Agent Agreement, each duly executed by the Company and the Shareholders Representative;

(v) the Merger Certificate, duly executed by the Company;

(vi) executed copies of non-competition agreements between the Company and each of Richard E. Lundin, Judith D. Loughran, Jerry C. Young, James M. Hoak, Nancy J. Hoak, James S. Cownie, Wayne Kern, David J. Lundquist, David N. Walthall, each in substantially the form attached hereto as Exhibit F (collectively, the “Non-Competition Agreements”);

(vii) a certificate of existence or good standing or good status, as applicable, of the Company issued as of a recent date by the Secretaries of State of the States of Indiana, Kansas and Ohio;

(viii) a certificate of existence or good standing or good status, as applicable, of each Subsidiary of the Company issued as of a recent date by an appropriate official of its state of organization and each state in which it is qualified to do business as a foreign entity;

(ix) the certificate required by Section 7.02(c) hereof;

(x) a copy of the Articles of Incorporation of the Company and each of its Subsidiaries certified as of a recent date by the Secretary of State of the State of Indiana or of such entity’s jurisdiction of organization, as applicable; and

(xi) a certificate of the secretary or an assistant secretary of the Company and each of its Subsidiaries, dated the Closing Date, in a form reasonably satisfactory to Buyer.

(g) At the Closing, Buyer or Newco shall deliver, or cause to be delivered, to the Company, the Escrow Agent, the Paying Agent, the Shareholders Representative or such other Persons, as applicable:

(i) the payments to be paid at Closing pursuant to Section 2.02;

(ii) the certificate required by Section 7.03(c) hereof;

(iii) an executed copy of the Merger Certificate;

(iv) the Escrow Agreement and the Paying Agent Agreement, each duly executed by Buyer and the Escrow Agent or the Paying Agent, as applicable; and

(v) certified copies of (A) resolutions of the board of directors or board of managers of each of Buyer and Newco authorizing and approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and (B) each of Buyer’s and Newco’s organizational documents.

(h) Prior to the Closing, representatives of the Company shall, in consultation and cooperation with representatives of Buyer, engage in the process of determining the dollar amount of the Estimated Closing Date Net Working Capital. Not less than two (2) Business Days prior to the Closing Date, the Company shall prepare and deliver to Buyer a statement from the Company, in form and substance reasonably acceptable to Buyer, which sets forth the Company’s good faith calculation of the Estimated Closing Date Net Working Capital and, as applicable, the Estimated Working Capital Deficit or the Estimated Working Capital Surplus (the “Estimated WC Statement”). Nothing contained in this Section 2.04(h) shall in any way prejudice or otherwise impair any party’s rights to seek an adjustment to the Merger Consideration under Section 2.07.

Section 2.05. Escrow.

(a) At the Effective Time, Buyer shall deliver to the Escrow Agent the Aggregate Escrow Amount, which the Escrow Agent will hold in the following sub-accounts for release in accordance with the terms and conditions of the Escrow Agreement and this Agreement: (1) the Working Capital Escrow Amount will be held in a sub-account exclusively to pay any Post-Closing Reduction as provided in Section 2.07; (2) the General Escrow Amount will be held in a sub-account to pay (x) indemnification payments owing to the Buyer Indemnified Parties as determined pursuant to Article IX, other than those matters identified in Section 9.01(c) or arising out of a breach of Section 3.17; and (y) in the event that the amount of the Post-Closing Reduction, if any, is greater than the Working Capital Escrow Amount (such excess, the “Excess Reduction Amount”), the Excess Reduction Amount; and (3) the Environmental Escrow Amount will be held in a sub-account to pay indemnification payments owing to the Buyer Indemnified Parties arising with respect to the matters identified in Section 9.01(c) or arising out of a breach of Section 3.17 and as determined pursuant to Article IX. The Aggregate Escrow Amount shall be held in an escrow account (the “Escrow Account”) pursuant to the Escrow Agreement to be executed by Buyer, the Shareholders Representative and the Escrow Agent at or prior to the Closing. Any interest, income or profits on the Working Capital Escrow Amount, the General Escrow Amount and the Environmental Escrow Amount shall remain in the Escrow Account and become part of the Working Capital Escrow Amount, the General Escrow Amount or the Environmental Escrow Amount, as applicable.

(b) The Escrow Agreement shall provide, in addition to the terms and conditions set forth in Section 2.05(a) and Section 2.07:

(i) on December 28, 2012 (such date, the “General Escrow Release Date”), the Escrow Agent shall pay by wire transfer, from the General Escrow Amount to the Shareholders Representative on behalf of the Closing Common Shareholders, an amount equal to the General Escrow Amount minus (A) the aggregate amount of claims made and finally determined pursuant to the terms hereof and of the Escrow Agreement but not paid as of the General Escrow Release Date, minus (B) the aggregate amount of unresolved disputed claims made pursuant to the terms hereof and of the Escrow Agreement as of the General Escrow Release Date, and minus (C) the Excess Reduction Amount, if any, to the extent the Post-Closing Reduction has been finally determined in accordance with Section 2.07 below but not paid as of the General Escrow Release Date;

(ii) no later than five (5) Business Days following the fifth (5th) anniversary of the Closing Date (the “Environmental Escrow Release Date”), the Escrow Agent shall pay by wire transfer, from the Environmental Escrow Amount to the Shareholders Representative on behalf of the Closing Common Shareholders, the Environmental Escrow Amount minus (A) the aggregate amount of Environmental Claims or other applicable claims under Article IX made and finally determined pursuant to the terms hereof and of the Escrow Agreement but not paid as of the Environmental Escrow Release Date, and minus (B) the aggregate amount of Environmental Claims or other applicable claims under Article IX made pursuant to the terms hereof and of the Escrow Agreement as of the Environmental Escrow Release Date but that are unresolved; and

(iii) the remainder of the General Escrow Amount and the Environmental Escrow Amount shall be paid in accordance with the Escrow Agreement.

(c) In the event of a conflict between the Escrow Agreement and this Agreement, the terms of this Agreement shall govern.

(d) One-half of the fees, costs and expenses of the Escrow Agent (the “Escrow Fees”) shall be paid by the Shareholders Representative from the Reserve Amount, and one-half of the Escrow Fees shall be paid by Buyer (or, at its election, the Surviving Corporation).

Section 2.06. Reserve Amount. At the Effective Time, Buyer shall deliver to the Shareholders Representative (from the Merger Consideration otherwise payable to the Closing Common Shareholders), the Reserve Amount, for deposit into a bank account (the “Reserve Account”) controlled by the Shareholders Representative to be used to pay the costs and expenses, if any, incurred by the Shareholders Representative in defending and/or resolving any indemnification claims brought by a Buyer Indemnified Party under Article IX, and any other costs or expenses incurred by the Shareholders Representative in the performance of its obligations as the Shareholders Representative. Amounts in the Reserve Account shall be disbursed by the Shareholders Representative in accordance with the terms of this Agreement. The Shareholders Representative shall disburse all amounts remaining in the Reserve Account to the Closing Common Shareholders, Pro Rata, upon the later of (a) the Environmental Escrow Release Date or (b) the resolution of all indemnification claims against the Closing Common Shareholders still pending as of the Environmental Escrow Release Date. The fees, costs and expenses of the Paying Agent (the “Paying Agent Fees”) shall be paid by Buyer.

Section 2.07. Adjustment to Merger Consideration.

(a) After the Closing, the Merger Consideration shall be (i) reduced to the extent the Estimated Closing Date Net Working Capital exceeds the actual Closing Date Net Working Capital, or (ii) increased to the extent the actual Closing Date Net Working Capital exceeds the Estimated Closing Date Net Working Capital. The net reduction in or addition to the Merger Consideration referred to in the preceding sentence is hereafter referred to as the “Post-Closing Reduction” or “Post-Closing Addition,” respectively. After the calculation of the Closing Date Net Working Capital becomes final and binding upon the parties in accordance with the provisions of Sections 2.07(b)-(e), then, within five (5) Business Days following such calculation:

(i) if any Post-Closing Reduction is required, then

(A) if the Post-Closing Reduction is less than the Working Capital Escrow Amount, Buyer and the Shareholders Representative shall promptly instruct the Escrow Agent to immediately deliver, by wire transfer of immediately available funds from the Working Capital Escrow Amount: (I) to an account previously designated in writing by Buyer the Post-Closing Reduction; and (II) to the Paying Agent, for distribution to the Closing Common Shareholders on a Pro Rata basis, an amount equal to the Working Capital Escrow Amount minus the Post-Closing Reduction;

(B) if the Post-Closing Reduction is equal to the Working Capital Escrow Amount, Buyer and the Shareholders Representative shall promptly instruct the Escrow Agent to immediately deliver, by wire transfer of immediately available funds from the Working Capital Escrow Amount to an account previously designated in writing by Buyer the Post-Closing Reduction; or

(C) if the Post-Closing Reduction is greater than the Working Capital Escrow Amount, Buyer and the Shareholders Representative shall promptly instruct the Escrow Agent to immediately deliver, by wire transfer of immediately available funds to an account previously designated in writing by Buyer (I) the Working Capital Escrow Amount, and (II) from the General Escrow Amount, the Excess Reduction Amount; and

(ii) if any Post-Closing Addition is required, (A) Buyer shall promptly deliver such Post-Closing Addition in immediately available funds by wire transfer to the Paying Agent for distribution to the Closing Common Shareholders, on a Pro Rata basis; and (B) Buyer and the Shareholders Representative shall promptly instruct the Escrow Agent to immediately deliver to the Paying Agent, for distribution to the Closing Common Shareholders on a Pro Rata basis, the Working Capital Escrow Amount in immediately available funds by wire transfer.

(b) As soon as practicable after the Closing Date, but no later than sixty (60) days after the Closing Date, Buyer shall deliver to the Shareholders Representative the draft closing statement (the “Proposed Final Closing Statement”), which shall include a good faith calculation of the Closing Date Net Working Capital and the Post-Closing Addition or Post-Closing Reduction, if any, along with reasonable supporting documentation used in the preparation of the Proposed Final Closing Statement (it being understood that the Proposed Final Closing Statement shall reflect each Tax charge, Tax expense or other Tax accrual or Tax item as a separate line item on the face of the Proposed Final Closing Statement).

(c) The Shareholders Representative shall have thirty (30) days following receipt of the Proposed Final Closing Statement during which to notify Buyer of any dispute of any item contained in the Proposed Final Closing Statement, which notice shall set forth in reasonable detail the basis for such dispute (the “Notice of Disagreement”). At any time within such thirty (30) day period, the Shareholders Representative shall be entitled to agree with any or all of the items set forth in the Proposed Final Closing Statement. For purposes of evaluating the Proposed Final Closing Statement, Buyer and the Surviving Corporation shall make available or provide reasonable access to the Shareholders Representative and its accountants and other representatives, upon advance notice and during normal business hours, all information, records, data and working papers created or used in connection with the preparation of the Proposed Final Closing Statement; and shall permit reasonable access, upon advance notice and during normal business hours, to the Surviving Corporation and its Subsidiaries’ facilities and personnel, as may be reasonably required for the Shareholders Representative to analyze the Proposed Final Closing Statement and any issues relating thereto and to prepare any submissions to the Accounting Firm.

(d) If the Shareholders Representative does not notify Buyer of any such dispute within such thirty (30) day period, or notifies Buyer of its agreement with the adjustments in the Proposed Final Closing Statement prior to the expiration of the thirty (30) day period, the Proposed Final Closing Statement prepared by Buyer shall be deemed to be the “Final Closing Statement,” and shall be final, conclusive and binding on all of the Parties.

(e) If the Shareholders Representative does notify Buyer of any such dispute within such thirty (30) day period, the Final Closing Statement shall be resolved as follows:

(i) Buyer and the Shareholders Representative shall (i) cooperate in good faith to resolve any such dispute as promptly as possible and (ii) promptly instruct the Escrow Agent in writing to deliver, within two (2) Business Days, by wire transfer of immediately available funds from the Working Capital Escrow Amount to the Paying Agent, for distribution to the Closing Common Shareholders on a Pro Rata basis, such amount of the Working Capital Escrow Amount that is not subject to any such dispute.

(ii) In the event Buyer and the Shareholders Representative are unable to resolve any such dispute within thirty (30) days (or such longer period as Buyer and the Shareholders Representative shall mutually agree in writing) of Buyer’s receipt of the Notice of Disagreement, such dispute and each party’s work papers related thereto shall be submitted to and resolved in accordance with this Section 2.07(e)(ii) by the Accounting Firm. The Shareholders Representative and Buyer shall use reasonable efforts to cause the Accounting Firm to render a written decision resolving the matters submitted to the Accounting Firm within thirty (30) days of the making of such submission. The scope of the disputes to be resolved by the Accounting Firm shall be limited to whether the items in dispute that were included in the Notice of Disagreement were prepared in accordance with this Agreement and the Accounting Firm shall determine, on such basis, whether and to what extent, the Proposed Final Closing Statement requires adjustment. The Accounting Firm is not to make any other determinations, including any determination as to whether the Target Net Working Capital or the Estimated WC Statement is or was correct. The Accounting Firm’s decision shall be based solely on written submissions and presentations by the Shareholders Representative and Buyer and their respective representatives and not by independent review. The Accounting Firm shall address only those items in dispute and may not assign a value greater than the greatest value for such item claimed by either party or smaller than the smallest value for such item claimed by either party. Judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced as set forth in Section 12.05(b) of this Agreement. The fees, costs and expenses of the Accounting Firm (the “Accounting Firm Fees”), shall be borne by Buyer (or, at its election, the Surviving Corporation) and the Shareholders Representative in inverse proportion to the amounts of disputed items as to which the Accounting Firm decides in favor of such party, provided that the portion of the Accounting Firm Fees borne by the Shareholders Representative shall be paid from the Reserve Account.

(iii) The Proposed Final Closing Statement and the calculation of the Closing Date Net Working Capital, and the corresponding Post-Closing Addition or Post-Closing Reduction, if any, specified therein, as adjusted to reflect the resolution of the Shareholders Representative’s objections (as agreed upon by Buyer and the Shareholders Representative or as determined by the Accounting Firm) shall be the Final Closing Statement, and shall be final, conclusive and binding on all of the parties.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

As an inducement to Buyer to enter into this Agreement, the Company hereby represents and warrants to Buyer and Newco, except as specified to the contrary in the disclosure schedules prepared by the Company accompanying this Agreement (the “Disclosure Schedules”) as follows:

Section 3.01. Corporate Existence and Power. The Company is a corporation duly incorporated and validly existing under the laws of the State of Indiana. The Company has all corporate powers required to carry on its business as now conducted. Except as would not reasonably be expected to have a Material Adverse Effect, the Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities make such qualification necessary. Schedule 3.01 sets forth all jurisdictions in which the Company and each of its Subsidiaries is qualified or licensed to do business as a foreign corporation. The Company has heretofore made available to Buyer true and complete copies of the Articles of Incorporation and bylaws of the Company as currently in effect.

Section 3.02. Authority to Execute and Perform Under Agreement. The Company has all requisite power and authority to enter into and perform its obligations under this Agreement and the other Transaction Documents to which it is a party, and, other than the approval of the shareholders of the Company, the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Company. This Agreement has been, and the other Transaction Documents to which the Company is a party will be as of Closing, duly executed and delivered by the Company and (assuming the due execution of the other parties hereto and thereto) constitutes and will constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with the terms hereof and thereof.

Section 3.03. Governmental Authorization; Consents. None of the execution, delivery or performance of this Agreement or any other Transaction Document by the Company requires any action by or in respect of, or filing with, any Authority, except for (i) the filings described on Schedule 3.03, (ii) the filing of the Merger Certificate with the Secretary of State of Indiana as set forth in Section 2.01(b) and Section 6.04 and (iii) the applicable requirements of the HSR Act. Except as set forth on Schedule 3.03, no consent, approval, authorization, waiver, order, registration, declaration, notice, filing or other action by any Person under any Business Agreement is required or necessary for, or as a result of, the execution, delivery and performance of this Agreement or any other Transaction Document by the Company, or the consummation of the Merger and the other transactions contemplated hereby or thereby.

Section 3.04. Non-Contravention. Except as set forth on Schedule 3.04, none of the execution, delivery or performance by the Company of this Agreement or any other Transaction Document does or will (a) violate any provision of the Articles of Incorporation or bylaws of the Company or any organizational documents of any of its Subsidiaries; (b) contravene or conflict with or constitute a violation of any provision of, in each case in any respect, any Applicable Law or Order binding upon or applicable to the Company or any of its Subsidiaries or the Shareholders Representative; (c) give rise to a material loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any Business Agreement; or (d) result in the creation or imposition of any Lien on any assets of the Company or any of its Subsidiaries, except for Permitted Liens.

Section 3.05. Capitalization; Shareholders List.

(a) The authorized and issued capital stock of the Company as of the date hereof consists of only (i) 10,000,000 shares of authorized Common Stock, 5,413,815 of which are issued and outstanding as of the date of this Agreement, and (ii) Schedule 3.05(a) contains a complete and accurate list of each outstanding option of the Company (“Company Option”) as of the date hereof, including the date of grant, the number of shares of Common Stock subject to such Company Option as of the date of this Agreement, and there are no other options for, rights to acquire, agreements to issue, or securities exercisable for or convertible into shares of the Company’s capital stock (collectively, the “Company Securities”).

(b) Schedule 3.05(b) is a true, complete and accurate list (the “Shareholders List”) that sets forth the name of each holder of Common Stock. The Shareholders List also sets forth with respect to each such holder the number of Common Shares held. Each such holder has good and marketable title to the Common Stock held by such holder, free and clear of any Liens, other than transfer restrictions under federal and state securities laws and the Company Shareholders Agreement.

Section 3.06. Subsidiaries and Other Equity Investments. The Company does not own, directly or indirectly, any shares of capital stock of any corporation, except as set forth on Schedule 3.06, or any equity investment in any other Person, and the Company has no obligation to acquire any such shares or to make any such investment. Schedule 3.06 sets forth a true, correct, and complete list of each Subsidiary of the Company and their respective jurisdictions of organization. Each Subsidiary (a) is duly organized, validly existing and in good standing under the laws of the jurisdiction under which it is organized, (b) has all powers and governmental licenses, authorizations, consents and approvals required to carry on its business, in all material respects, as currently conducted and (c) except as would not reasonably be expected to have a Material Adverse Effect, duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities make such qualification necessary. All outstanding shares of capital stock or equivalents (however designated) of each Subsidiary are held directly by the Company or by one or more wholly owned Subsidiaries of the Company, free and clear of all Liens, except for Permitted Liens. No Subsidiary of the Company has issued any security, option, warrant or other right which, by conversion, exchange, exercise of option or otherwise, could result in the issuance of a right to (i) all or any portion of such Subsidiary’s capital stock or other equity interests or (ii) vote in shareholders meetings of such Subsidiary. No Person is a party to any voting trust, undertaking or similar agreement with respect to the voting, redemption, sale, issuance, transfer or other disposition of the capital stock or other equity interests of any of the Company’s Subsidiaries.

Section 3.07. Financial Statements. The Company has delivered to Buyer the audited consolidated balance sheets of the Company and its Subsidiaries as of January 1, 2010, and December 31, 2010, and the related consolidated statements of operations, shareholders’ deficit and comprehensive income, and cash flows of the Company and its Subsidiaries, including all notes thereto, for each of the two (2) years in the period ended December 31, 2010, and the unaudited consolidated condensed balance sheet as of February 25, 2011, and statement of cash flows of the Company and its Subsidiaries for the eight (8) weeks ended February 25, 2011 (all such financial statements are hereafter collectively referred to as the “Financial Statements”). The Financial Statements (including the notes thereto) (a) were prepared based upon information contained in the Company’s books and records, which are accurate and complete in all material respects, and (b) fairly present, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the financial position of the Company and its Subsidiaries, on a consolidated basis, as of the dates thereof and the results of operations and cash flows for the periods then ended (except for the absence of footnotes and subject to normal year-end adjustments in the case of any unaudited interim financial statements).

Section 3.08. Absence of Certain Changes. Except as set forth on Schedule 3.08 since December 31, 2010, (a) the Company and each of its Subsidiaries has conducted its business in the ordinary course consistent with past practices, and (b) neither the Company nor any of its Subsidiaries has taken any action which, if taken on or after the date hereof, would require the consent of Buyer pursuant to Section 5.01. Since December 31, 2010, there have been no changes in the financial condition, results of operations, assets, business or prospects of the Company and its Subsidiaries, taken as a whole, which have had or are reasonably expected to have a Material Adverse Effect.

Section 3.09. Properties.

(a) The Company or its Subsidiaries own good or marketable title to, or in the case of Leased Real Property or leased Tangible Personal Property have valid leasehold or subleasehold interests in, all property and assets (whether real or personal, tangible or intangible) reflected on the Balance Sheet or acquired after the Balance Sheet Date and identified on Schedule 3.09(a). Except as set forth on Schedule 3.09(a) and Permitted Liens, none of such property or assets is subject to any Liens.

(b) The Tangible Personal Property of the Company and its Subsidiaries, taken as a whole, is in good operating condition and repair for the operation of the business of the Company and its Subsidiaries, subject only to the ordinary wear and tear, and is sufficient in all material respects for its intended purposes, in each case, except as set forth in Schedule 3.09(b).

(c) There are no leases for real estate leased or subleased to the Company or its Subsidiaries (collectively, “Leased Real Property”).

(d) Schedule 3.09(d) sets forth all real property owned in fee simple by the Company and all real property in which any of the Subsidiaries of the Company owns marketable title (“Owned Real Property”).

(e) The Company has reasonably unrestricted, permanent, legally enforceable access to and from all of the Real Properties to publicly dedicated highways, roads or streets sufficient to permit Company to operate in the ordinary course of its business, and for such other uses and purposes as currently used or operated by Company, and, to Company’s Knowledge, there is no currently existing fact or condition which would result in the interference with or termination of such access.

(f) To the Knowledge of the Company, the Real Properties, and improvements thereon, are not in violation of any building or zoning laws or any development or zoning agreements.

(g) Each of the Real Properties has utilities, water supplies and sewer, septic and waste disposal systems servicing them sufficient to carry on the current operations on the Real Properties in all material respects, and there is no pending or, to the Knowledge of the Company, written threat to curtail or reduce any utility service, water supplies or sewer, septic or waste disposal systems to or for the Real Properties or any part thereof in any material respect. All potable and industrial water and all gas, electrical, telecommunication, sanitary and storm sewer lines, systems and hook ups and all other utilities and public or quasi-public improvements located upon, under, at or adjacent to the Real Properties are in good working order and are fully paid for. Other than usage fees payable in the ordinary course by the Company and its Subsidiaries, there are no recapture fees, association fees, or any other fees or costs required to be paid by the Company or any of its Subsidiaries by any association, utility company, Authority, or any other entity having authority to enforce same against all or any portion of the Real Properties, required for the purposes of owning, developing, and/or operating therefrom.

Section 3.10. Litigation. Except as set forth on Schedule 3.10, (a) there is no action, suit or proceeding pending or, to the Knowledge of the Company, threatened against or affecting the Company, any Subsidiaries of the Company, or any of their respective properties, and, (b) to the Knowledge of the Company, there is no investigation by any Authority pending or threatened against or affecting, the Company, any Subsidiaries of the Company, or any of their respective properties before any court or arbitrator or any governmental body, agency, official or authority.

Section 3.11. Material Contracts.

(a) Schedule 3.11 sets forth all Contracts (collectively, “Material Contracts”) which provide for annual payments, capital expenditures or expenses by, or annual payments or income to, the Company or any of its Subsidiaries of $50,000 or more in any fiscal year (other than purchase and sale orders made in the ordinary course of business consistent with past practices), as well as all of the following to which the Company or any of its Subsidiaries is a party:

(i) all partnership, joint venture or limited liability company contract arrangements or agreements;

(ii) all settlement and similar agreements involving payments after the Closing in excess of $50,000 or any injunctive or similar equitable obligations on the Company or any of its Subsidiaries;

(iii) all license agreements or similar agreements in respect of Intellectual Property Rights granted or held, except for licenses with respect to pre-packaged or “click through” software applications, and rights to display and use the marks and names of third parties pursuant to agreements with the Company’s or its Subsidiaries’ suppliers;

(iv) all Contracts that limit the freedom of the Company or any of its Subsidiaries to conduct or to compete in any line of business or with any Person or in any area or which would so limit the freedom of the Company or any of its Subsidiaries after the Closing Date;

(v) all Contracts of the Company and its Subsidiaries in respect of Indebtedness, including the Senior Notes and all other financial instruments of indenture or security instruments (typically interest-bearing) such as notes, mortgages, loans and lines of credit;

(vi) all management services contracts or independent contractor arrangements between any service provider or independent contractor of the Company or any of its Subsidiaries, on the one part, and the Company or any of its Subsidiaries, on the other part, which provide for payments under any individual contract or arrangement of at least $25,000 in any fiscal year, or which collectively provide for payments of at least $100,000 in any fiscal year;

(vii) all employment contracts (A) between any current United States employee or consultant of the Company or any of its Subsidiaries, on the one part, and the Company or any of its Subsidiaries, on the other part and (B) between any current non-United States employee or consultant of the Company or any of its Subsidiaries, on the one part, and the Company or any of its Subsidiaries, on the other part, that provides for annual compensation to such non-United States employee or consultant of at least €50,000; and

(viii) all commitments to enter into any of the foregoing.

(b) Each Contract disclosed in any Schedule to this Agreement or required to be disclosed pursuant to Section 3.11(a) (collectively, the “Business Agreements”) is a valid, binding and enforceable agreement of the Company or the applicable Subsidiary of the Company and, to the Knowledge of the Company, enforceable in accordance with its terms against the other contracting party (except to the extent that enforceability may be limited by (i) applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally, (ii) general principles of equity (including the possible unavailability of specific performance or injunctive relief), concepts of materiality, reasonableness, good faith and fair dealing, and the discretion of the court before which a proceeding is brought, and (iii) the invalidity, under certain circumstances under law or court decisions, of covenants not to compete and similar provisions), and is in full force and effect, and neither the Company nor any Subsidiary of the Company or, to the Knowledge of the Company, any other party thereto, is in default in any material respect under the terms of any such agreement, contract, plan, lease, arrangement or commitment. There is no event that, upon giving of notice or lapse of time or both would constitute a breach or default by the Company or one of its Subsidiaries or, to the Knowledge of the Company, by any other party under, or would permit the termination, acceleration or modification of, any of the Business Agreements. The Company has made available to Buyer a true and correct copy of each Business Agreement.

Section 3.12. Insurance Coverage. The Company has made available to Buyer true and complete copies of all insurance policies or insurance binders for such policies, if insurance policies are not available, and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of the Company and its Subsidiaries, a list of which is set forth on Schedule 3.12. With regard to each such insurance policy and fidelity bond, Schedule 3.12 also specifies the insurer, the amount of and nature of coverage, the risk insured against, the deductible amount (if any) and the date through which coverage shall continue by virtue of premiums already paid. All premiums payable under all such policies and bonds have been paid or accrued, when due or within applicable grace periods, and the Company and each of its Subsidiaries is otherwise in compliance in all material respects with the terms and conditions of all such policies and bonds. Such policies of insurance and bonds remain in full force and effect. Schedule 3.12 sets forth a list of all claims made under such insurance policies since January 1, 2008.

Section 3.13. Compliance with Applicable Laws; No Defaults.

(a) Except as set forth on Schedule 3.04 and Schedule 3.11, neither the Company nor any of its Subsidiaries is in default under, and no condition exists that with notice or lapse of time or both would constitute a default under any judgment, order or injunction of any Authority.

(b) Neither the Company nor any of its Subsidiaries is in violation in any material respect of any Applicable Laws. Except as disclosed on Schedule 3.13(b), neither the Company nor any of its Subsidiaries has received any notice of the Company’s or any Subsidiary’s material violation of any such Laws or Permits, whether corrected or not, within the last three (3) years.

(c) Except as set forth in Schedule 3.13(c), the Company and its Subsidiaries own, hold or possess all licenses, franchises, permits, privileges, immunities, approvals and other authorizations from an Authority that are necessary to entitle them to own or lease, operate and use their assets and to carry on and conduct in all material respects the business of the Company and its Subsidiaries as conducted immediately prior to the date of this Agreement (collectively, “Permits”). A list of the Permits is set forth on Schedule 3.13(c). The Company and its Subsidiaries have complied with all terms and conditions of such Permits in all material respects. Such Permits are in full force and effect, and no adverse claim, action, suit, proceeding, audit, arbitration or investigation is pending or, to the Knowledge of the Company, threatened relating to any such Permits; and there is no reasonable basis for believing that any Permits will not be renewed upon expiration or will not be replaced with substantially similar Permits. Since January 1, 2009, neither the Company nor any of its Subsidiaries has received any notice or communication alleging any non-compliance with any of the foregoing.

Section 3.14. Brokers’ and Finders’ Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company or any Shareholder who might be entitled to any fee or commission from Buyer, the Company or any of their respective Affiliates in respect of the transactions contemplated by this Agreement.

Section 3.15. Intellectual Property.

(a) Except as set forth on Schedule 3.15(a), the Company and each of its Subsidiaries either (i) owns all right, title and interest in and to, free and clear of any Lien, license, or other restriction or limitation regarding use, other than Permitted Liens (and the Shareholders and their Affiliates do not have and do not claim to have any ownership interest or individual right to use), or (ii) has the right to use, pursuant to a valid license agreement, all Intellectual Property Rights necessary, in all material respects, to conduct the Company’s business as operated by the Company as of the date of the Closing. Schedule 3.15(a) includes a list of: (A) all registered and applied for Intellectual Property Rights and material unregistered Marks and material unregistered Copyrights for which there is no pending application, in each instance owned by the Company or one of its Subsidiaries and (B) all Software owned or used by the Company or one of its Subsidiaries in the conduct of its business, except for generally available commercial off-the-shelf software owned by third parties and licensed to the Company or one of its Subsidiaries pursuant to a standard form license agreement. Each item of Intellectual Property Rights owned or used by the Company and each of its Subsidiaries immediately prior to the Closing will be owned or available for use, respectively, by the Company and each of its Subsidiaries immediately subsequent to the Closing on identical terms and conditions as such Intellectual Property Rights are owned or used by the Company and each of its Subsidiaries immediately prior to the Closing.

(b) Except as set forth on Schedule 3.15(b), neither the Company nor any of its Subsidiaries has at any time since January 1, 2006 been sued or charged in writing with or been a defendant in any claim, suit, action or proceeding relating to its business that involves or involved a claim of infringement, violation or misappropriation of any intellectual property or other proprietary rights of any other Person. Except as set forth on Schedule 3.15(b), there are no pending or, to the Knowledge of the Company, threatened claims by any Person: (i) that the Company or any of its Subsidiaries has infringed, violated or misappropriated or is infringing, violating or misappropriating on any patent, trademark, service mark, copyright or other intellectual property or other proprietary rights of such other Person; or (ii) challenging the Company’s ownership rights in or to any Intellectual Property Rights owned or used by the Company or any of its Subsidiaries. Except as set forth on Schedule 3.15(b), to the Knowledge of the Company, no Person has infringed, violated or misappropriated or is infringing, violating or misappropriating any Intellectual Property Rights owned by the Company or any of its Subsidiaries.

Section 3.16. Employees.

(a) The Company has not received notice that any key employee or agent or group of employees of the Company or any Subsidiary thereto has any plans to terminate their employment or relationship, as applicable, with the Company. Except as set forth on Schedule 3.16, neither the Company nor any of its Subsidiaries is the subject of, nor, to the Knowledge of the Company, is there threatened, any Action (as defined below) reasonably likely to give rise to a material liability asserting that the Company or any of its Subsidiaries has committed an unfair labor practice, nor is there pending or, to the Knowledge of the Company, threatened, any organized effort or demand for recognition or certification or attempt to organize employees of the Company or any of its Subsidiaries by any labor organization. There is no pending or, to the Knowledge of the Company, threatened organized labor strike, walk-out, work stoppage, or lockout with respect to employees of the Company or any of its Subsidiaries, and no organized labor strike, walk-out, work stoppage, or lockout with respect to employees of the Company or any Subsidiary has occurred within five (5) years preceding the date hereof.

Schedule 3.16 also contains a true, complete and correct list setting forth (i) for each employee of the Company and its Subsidiaries, the name, current place of work, date of birth, start of employment with the Company and/or its Subsidiaries or any related entity (seniority) and fixed monthly gross salary, (ii) the names and current compensation rate of all individuals currently employed by the Company or any of its Subsidiaries on an hourly, piecework or other non-salaried basis and (iii) the names and total annual compensation for all independent contractors who render services to the Company or any of its Subsidiaries and whose current annual compensation is in excess of $10,000; provided that in the case of each of clause (i) and (ii), information with respect to non-U.S. employees of the Company or its Subsidiaries shall not be set forth on Schedule 3.16 and, in lieu thereof, the Company has delivered to the Chief Financial Officer of Buyer a true, complete and correct list setting forth the current place of work, year of birth, start of employment with the Company and/or its Subsidiaries and fixed monthly gross salary or current compensation rate with respect to each such non-U.S. employee. Schedule 3.16 also includes a true, correct and complete list of all collective arrangements, whether in the form of general commitments, standard terms of employment, works agreement, collective bargaining agreement or in any other legal form under Applicable Law. No collective bargaining arrangement other than those included in Schedule 3.16 are in effect or are currently being negotiated by the Company or any Subsidiary.

(b) Set forth on Schedule 3.16 hereto is a list of any action, claim, charge, complaint, lawsuit, arbitration or proceeding (including any civil, criminal, administrative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving any court or other Authority or any arbitrator or arbitration panel (referred to herein as an “Action”) within the five (5) years preceding the date of this Agreement between the Company or any Subsidiary and any of their employees, former employees, prospective employees or any third party (including co-contractors or independent contractors of the Company and/or any Subsidiary), involving employment-related matters including, without limitation, claims relating to the existence of an employment relationship with the Company and/or any of its Subsidiaries, charges of employment discrimination, fair labor standards violations or unfair labor practices. Neither the Company nor any Subsidiary is in violation in any material respect of any provision of Applicable Law promulgated by any Authority regarding the terms and conditions of employees, former employees or prospective employees or other employment-related matters, including, without limitation, Applicable Law relating to discrimination, fair labor standards and occupational health and safety, wrongful discharge or violation of the personal rights of employees, former employees or prospective employees of the Company or any Subsidiary.

Section 3.17. Environmental Matters.

(a) Except as set forth in Schedule 3.17(a), the Company and its Subsidiaries and their respective properties are and at all times have been in compliance in all material respects with all applicable Environmental Laws (which compliance includes, but is not limited to, the possession by the Company and its Subsidiaries of all permits and other governmental authorizations required under applicable Environmental Laws (“Environmental Permits”) for their operations, which Environmental Permits are in full force and effect, and compliance with the terms and conditions thereof). Except as set forth in Schedule 3.17(a), as of the date of this Agreement, the Company and its Subsidiaries have not received any written notice, whether from an Authority, citizens’ group, employee or any other Person or otherwise, alleging that the Company or its Subsidiaries is not in such compliance.

(b) Except as set forth in Schedule 3.17(b), there is no claim, action, cause of action, investigation, written notice or demand by any Person alleging potential Liability arising out of, based on or resulting from a violation of Environmental Law or the presence or Release of any Hazardous Materials pending or, to the Knowledge of the Company, threatened against the Company and its Subsidiaries or against any Person whose liability the Company and its Subsidiaries has or may have retained or assumed either contractually or by operation of law.

(c) Since January 1, 2006, neither the Company nor its Subsidiaries has received any written notice or report regarding any actual or alleged violation of Environmental Laws, or any liabilities or potential liabilities (whether accrued, absolute, contingent, unliquidated or otherwise), including any investigatory, remedial or corrective obligations, relating to any of them or any of their facilities arising under Environmental Laws.

(d) Except as set forth in Schedule 3.17(d), none of the following exists at any property or facility owned or operated by the Company or its Subsidiaries: (i) underground storage tanks, (ii) asbestos-containing material in any form or condition, (iii) materials or equipment containing polychlorinated biphenyls, or (iv) landfills, surface impoundments, or disposal areas.

(e) Except as set forth in Schedule 3.17(e), none of the Company, its Subsidiaries, or their respective predecessors or Affiliates has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, Released or exposed any Person to any substance, including, without limitation, any Hazardous Material, or owned or operated any property or facility (and no such property or facility is contaminated by any such Hazardous Material) in a manner that has given or would give rise to any liabilities, including any liability for response costs, corrective action costs, personal injury, property damage, natural resources, damages or attorney fees, or any investigative, corrective or remedial obligations, pursuant to CERCLA, the Solid Waste Disposal Act, as amended, or any other Environmental Laws.

(f) Except as set forth in Schedule 3.17(f), neither the Company nor any of its subsidiaries, or any predecessors or Affiliates of the Company or its Subsidiaries, has manufactured, sold, marketed, installed or distributed products or items containing asbestos, silica or other Hazardous Materials, and there are no claims, demands or other liabilities pending or, to the Company’s Knowledge, threatened with respect to such materials.

(g) The Company and the Sellers have furnished or made available to Buyer complete and accurate copies of all environmental audits, reports and other material environmental documents relating to the current and former operations and facilities of the Company and its Subsidiaries, which are in their possession, custody or under their reasonable control.

(h) To the Knowledge of the Company, with respect to the business conducted by the Company and its Subsidiaries, neither the Company nor any of its Subsidiaries has, either expressly or by operation of law, assumed or undertaken any liability, including, without limitation, any obligation for corrective or remedial action, of any other Person relating to Environmental Laws.

Section 3.18. Tax Matters. Except as set forth in Schedule 3.18:

(a) All Tax Returns required to be filed with any Taxing Authority with respect to any Pre-Closing Tax Period by or on behalf of the Company or any of its Subsidiaries, have been timely filed, and such Tax Returns are true, correct and complete.

(b) The Company and each of its Subsidiaries have duly and timely paid all Taxes due and payable by them with respect to any Pre-Closing Tax Period (whether or not shown on any Tax Return). The Liabilities for Taxes of the Company and its Subsidiaries that have accrued in accordance with GAAP but that were not paid as of February 25, 2011, did not exceed, as of the date of the Financial Statement for the period ended February 25, 2011, the Liabilities for Taxes (excluding any deferred Tax Liabilities established to reflect timing differences between book and Tax income) set forth on the face of such Financial Statement (rather than in any notes thereto). In addition, the Liabilities for Taxes of the Company and each of its Subsidiaries that will have accrued in accordance with GAAP as of the Closing Date, but that will not have been paid as of the Closing Date, will not exceed, as of the Closing Date, the Taxes taken into account as Working Capital Liabilities in computing the Closing Date Net Working Capital.

(c) [Intentionally Omitted]

(d) No deficiency with respect to Taxes has been proposed in writing, asserted in writing or assessed in writing against the Company or any of its Subsidiaries which is presently pending.

(e) There are no Liens with respect to Taxes upon any asset of the Company or any Subsidiary other than Permitted Liens.

(f) None of the Company or any of its Subsidiaries (or any member of any affiliated or combined group of which the Company or any of its Subsidiaries is a member) has requested in writing or been granted any extension of the time to file any Tax Return or has waived or extended the limitation period applicable to the assessment or collection of any Tax, in each case that is presently in effect.

(g) Since January 1, 1998, none of the Company or any of its Subsidiaries has ever been a member of any affiliated, combined or unitary group filing a consolidated or combined Tax Return. None of the Company or any of its Subsidiaries is a party to or bound by any Tax allocation or Tax sharing agreement (in each case allocating Liability for Taxes of a consolidated, affiliated or combined group of entities among its members) or has any liability for Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar foreign or state or local Tax provision), or as transferee or successor.

(h) Since January 1, 2008, no Taxing Authority has asserted in writing that the Company or any of its Subsidiaries may be subject to Tax in a jurisdiction where Tax Returns are not filed by the Person with respect to whom such assertion was or is being made; provided, however, that no Buyer Indemnified Party shall be entitled to make any claim under this Section 3.18(h) with respect to any Losses arising in or attributable to any taxable year or period beginning after the Closing Date or the portion of any Straddle Period beginning after the Closing Date.

(i) There is not presently any audit or similar proceeding, dispute, judicial or administrative proceeding or claim relating to any Tax (each a “Tax Proceeding,” and collectively, “Tax Proceedings”) with respect to the Company, any of its Subsidiaries or any of their respective assets.

(j) There is no outstanding power of attorney authorizing anyone to act on behalf of the Company or any of its Subsidiaries in connection with a Tax liability, Tax Return or Tax Proceeding, and there is no outstanding closing agreement, ruling request, request to change a method of accounting, subpoena or request for information with or by any Taxing Authority with respect to the Company or any of its Subsidiaries.

(k) As a result of the transactions contemplated by this Agreement, no payment or other benefit, and no acceleration of the vesting of any options, payments or other benefits, will be, an “excess parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code and the Treasury Regulations thereunder.

(l) None of the Company or any of its Subsidiaries will be required to include any amount in taxable income or exclude any item of deduction or loss from taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for any Pre-Closing Tax Period made on or prior to the Closing Date, (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign Tax law) executed on or prior to the Closing Date, (iii) deferred intercompany gain or excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision or administrative rule of federal, state, local or foreign income Tax law) as a result of any intercompany transaction occurring on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date, or (v) election under Code Section 108(i).

(m) None of the Company or any of its Subsidiaries is or has been a party to any “reportable transaction,” as defined in Code Section 6707A(c) and Treasury Regulation Section 1.6011-4 that has not been properly disclosed by it to the appropriate Taxing Authority pursuant to those sections (or any comparable provisions under state or local or foreign Tax provisions).

(n) Since January 1, 2004, the Company has not distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Sections 355 or 361.

(o) The Company has validly elected to be and has been qualified as an S corporation, within the meaning of Code Section 1361, at all times since January 1, 1998, will be an S corporation at all times up to and including the Closing Date, and has not taken any position in any Tax Proceeding or on any Tax Return inconsistent with such status. The Company has elected to be or is otherwise classified as an “S corporation” or similarly treated flow-through entity in all state and local jurisdictions in which it files (or is required to file) Income Tax Returns, and the Company has maintained its status as an “S corporation” in each such jurisdiction since the respective effective dates of any such election. The Company is not liable for any Taxes pursuant to Code Section 1375.

(p) The Company will not incur any Taxes under Code Section 1374 (or any similar state or local Tax provision) as a result of the transactions contemplated by this Agreement.

(q) None of the Company or any of its Subsidiaries has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii), and no Shareholder of the Company is a “foreign person” within the meaning of Code Section 1445.

Section 3.19. Employee Benefit Plans.

(a) Schedule 3.19(a) lists, as of the date of this Agreement, all equity incentive plans, employment, consulting and severance agreements, pension, profit sharing and retirement plans and all bonus, deferred compensation, welfare plans and other employee benefit or fringe benefit plans, including, without limitation, “employee benefit plans” as such term is defined under Section 3(3) of ERISA, maintained or with respect to which contributions are made by the Company and its Subsidiaries or with respect to which the Company or any of its Subsidiaries has any liability but excluding any plans or benefits required to be provided under Applicable Law or which involve a current annual expenditures of less than $10,000 per year per plan or $30,000 per year in the aggregate (each a “Company Plan” and, collectively, the “Company Plans”). The Company and its Subsidiaries have heretofore delivered to Buyer true, correct and complete copies of each Company Plan, and with respect to each Company Plan, has also delivered to Buyer the following, if applicable: (i) the current plan document (including any amendment) and any related trust, the most recent summary plan description, and summaries of material modifications relating thereto, (ii) written description of any Company Plan that is not otherwise in writing, (iii) all insurance policies currently in effect to provide benefits under any Company Plan, (iv) the Form 5500 filed in each of the most recent three (3) plan years with respect to each Company Plan, including all schedules, actuarial reports and the opinions of independent accountants relating thereto, (v) all material communication between the Company or any Company Plan and the Internal Revenue Service, the U.S. Department of Labor or any other Authority within the last three (3) years, and (vi) with respect to Company Plans that are intended to be qualified plans under Section 401(a) of the Code, the most recent Internal Revenue Service determination or opinion letter for each such Company Plan.

(b) Each Company Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service that it is so qualified or is based on a prototype plan which has received a favorable Internal Revenue Service opinion letter, and nothing has occurred since the date of such letter that could reasonably be expected to adversely affect the qualified status of such Company Plan; and (ii) each Company Plan has been operated in all material respects in accordance with its terms and the requirements of Applicable Law including, without limitation, ERISA and the Code and the regulations thereunder.

(c) All material contributions required to be made to any Company Plan by Applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Plan for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the Balance Sheet.

(d) Within the six (6) years preceding the date of this Agreement, no Company Plan is a defined benefit pension plan or been subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA.

(e) Within the six (6) years preceding the date of this Agreement, the Company and its Subsidiaries have not had an obligation to contribute to any “multiemployer plan” within the meaning of Section 3(37) of ERISA.

(f) There have been no “prohibited transactions” (as such term is defined under Section 406 of ERISA and Section 4975 of the Code) with respect to any Company Plan that could result in a material tax or penalty under ERISA or the Code.

(g) All filings required by ERISA and the Code as to each Company Plan have been timely filed with the appropriate Authority, and all notices and disclosures to participants required by ERISA and the Code have been timely provided.

(h) The Company and its Subsidiaries have no liability or obligation under any Company Plan, or otherwise, to provide medical, death or other welfare benefits with respect to current or former employees of the Company or its Subsidiaries beyond their termination of employment (other than coverage mandated by Applicable Law).

(i) Except as set forth in Schedule 3.19(i), the consummation of the transactions contemplated by this Agreement will not result in an increase or acceleration of benefits or benefit entitlements with respect to any Company Plan which would have a Material Adverse Effect.

(j) Each of the Company’s and any of its Subsidiary’s “nonqualified deferred compensation” plans within the meaning of Section 409A of the Code has been operated and administered in material compliance with Section 409A of the Code and other authoritative and binding guidance thereunder and has been in material documentary compliance with Section 409A of the Code and other authoritative and binding guidance thereunder since January 1, 2009.

(k) Other than routine claims for benefits submitted by participants or beneficiaries, there is no action, suit or proceeding pending involving any Company Plan or, to the Company’s Knowledge, threatened and, to the Knowledge of the Company, there is no active or pending investigation by any Authority with respect to a Company Plan.

(l) The Company and its Subsidiaries have complied in all respects with all the material provisions of ERISA Section 601 et seq. and Code Section 4980B.

(m) Each individual who is performing services or who has performed services for the Company or a Subsidiary and is or was treated by the Company or Subsidiary as an independent contractor has been appropriately classified as such under all Applicable Laws.

(n) The Company and its Subsidiaries are not obligated to contribute to any “multiple employer welfare arrangement” (MEWA) within the meaning of Section 3(4) of ERISA.

Section 3.20. Customers and Suppliers. Schedule 3.20 sets forth with respect to the Company and each of its Subsidiaries, (a) the top twenty (20) customers, as determined based on the dollar amount of sales to each such customer (each, a “Major Customer”), and (b) the top twenty (20) suppliers and distributors, as determined based on the dollar amount of purchases from each such supplier or distributor (each, a “Major Supplier”), in each case for each of clause (a) and clause (b), for each of the fiscal years ended January 1, 2010 and December 31, 2010, and for the eight (8) weeks ended February 25, 2011. Except as set forth on Schedule 3.20, since January 1, 2009, no Major Customer or Major Supplier (i) has cancelled, suspended or otherwise terminated its relationship with the Company, or (ii) has advised the Company of its intention to cancel, suspend or otherwise terminate its relationship with the Company, or to materially and adversely change any of the terms of its business relationship with the Company.

Section 3.21. Affiliate Transactions. Except as set forth on Schedule 3.21:

(a) No Interested Shareholder, officer or director of the Company or its Subsidiaries, and no Affiliate or Family Member of any Interested Shareholder, officer or director of the Company or its Subsidiaries, owes any Indebtedness to the Company or its Subsidiaries (other than with respect to advances of business expenses in the ordinary course of business);

(b) Neither the Company nor any of its Subsidiaries is indebted, or is committed to make loans or extend or guarantee credit, to any Interested Shareholder, officer or director of the Company or its Subsidiaries or any Affiliate or Family Member of any Interested Shareholder, officer or director of the Company or its Subsidiaries, other than (i) any Senior Notes and (ii) any business expense reimbursements or payroll balances in the ordinary course of business; and

(c) No Affiliate of the Company, any of its Subsidiaries, Interested Shareholders, officers or directors, and no Family Member of any Affiliate of the Company or its Subsidiaries, Interested Shareholders, officers or directors is interested, directly or indirectly, in any Contract with the Company or any of its Subsidiaries, except for employment agreements, other compensation related agreements and arrangements for reimbursement of expenses entered into in the ordinary course of business.

Section 3.22. Accounts Receivable and Inventory.

(a) All Accounts Receivable of the Company and its Subsidiaries arose out of bona fide transactions in the ordinary course of business. The Company’s reserves, allowances (including allowances for doubtful accounts) and discounts with respect to the Accounts Receivable reflected in the Balance Sheet have been computed in accordance with GAAP and were reasonable and consistent with the reserves, allowances (including allowances for doubtful accounts) and discounts historically maintained by the Company and its Subsidiaries in the ordinary course of business.

(b) The Inventory of the Company and its Subsidiaries is current, merchantable, usable and salable in the ordinary course of business, using sales practices consistent with the Company’s or its Subsidiaries’ past practices, net of the reserve for obsolescence. The product mix of the Inventory of the Company and its Subsidiaries was determined in a manner consistent with the methodology historically used by the Company and its Subsidiaries (in the past three (3) years). The Inventory of the Company and its Subsidiaries reflected on the Financial Statements is valued at the lower of cost or market, with cost determined using the first in-first out accounting method in a manner consistent with GAAP.

Section 3.23. Bank Accounts. Attached hereto as Schedule 3.23 is a list of all banks or other financial institutions with which the Company has an account or maintains a safe deposit box, showing the type and account number of each such account and safe deposit box and the names of the individual employees, officers or directors authorized as signatories thereon or to act or deal in connection therewith.

Section 3.24. Product Liability and Warranty. Except for product warranty claims received in the ordinary course of business consistent with historical levels: (a) the Company and its Subsidiaries do not have any Liability in excess of any amounts covered under applicable insurance policies and net of any warranty reserves reflected in the Balance Sheet (and, to the Company’s Knowledge, there is no reasonable basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it to give rise to any such Liability) arising out of any injury to individuals or property as a result of the ownership, possession, or proper use of any product or service manufactured, sold, leased, or delivered by the Company or its Subsidiaries and (b) none of the product lines sold by the Company has been rejected or returned by customers in any material quantities, been subject to product recalls or withdrawals, or has been the subject of any material product liability, warranty claims, or litigation. Except as set forth on Schedule 3.24 hereto, the Company and its Subsidiaries have not made any oral or written warranties with respect to the quality or absence of defects of the products or services which it has sold or performed which are in force as of the date hereof.

Section 3.25. No Undisclosed Liabilities. The Company and its Subsidiaries have no Liabilities that should be reflected in its Financial Statements in accordance with GAAP, except for Liabilities that (a) are accrued or reserved against on the Balance Sheet, (b) were incurred subsequent to the date of the Balance Sheet in the ordinary course of business consistent with past practices (none of which is a Liability for breach of contract, breach of warranty, tort, infringement, claim or lawsuit), (c) result from the obligations of the Company under this

Agreement or the transactions contemplated hereby or (d) arose in the ordinary course of business consistent with past practices pursuant to any Contract and did not result from any default, tort, breach of contract or breach of warranty.

Section 3.26. Disclosure. Each current or periodic report filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by the Company with the U.S. Securities and Exchange Commission (“SEC”) after January 1, 2010, including the Company’s Annual Report on Form 10-K for the fiscal year ended January 1, 2010, conformed when filed in all material respects to the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder and did not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (other than any such misstatement or omission that was corrected in such report so filed not later than the date hereof).

Section 3.27. No Other Representations and Warranties. Except for those representations and warranties specifically set forth in this Article III, the Company has not made any representations or warranties, express or implied, as to the Company, the Company’s financial status or financial condition or operating results of the Company in the future, or the transactions contemplated hereby.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES REGARDING

BUYER AND NEWCO

As an inducement to the Company to enter into this Agreement, Buyer and Newco, jointly and severally, hereby represent and warrant to the Company as follows:

Section 4.01. Organization and Existence.

(a) Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has all corporate power and authority, and all material governmental licenses, authorizations, consents and approvals required to own, lease and operate its property and to carry on its business as now conducted and as proposed to be conducted.

(b) Newco is a corporation duly incorporated and validly existing under the laws of the State of Indiana and has all corporate power and authority, and all material governmental licenses, authorizations, consents and approvals required, to own, lease and operate its property and carry on its business as now conducted.

Section 4.02. Corporate Authorization. The execution, delivery and performance by each of Buyer and Newco of this Agreement and the other Transaction Documents to which either Buyer or Newco is a party, and the consummation by Buyer and Newco of the transactions contemplated hereby and thereby, are within the respective corporate powers of Buyer and Newco and have been duly authorized by all necessary action on the part of Buyer and Newco. This Agreement has been, and the other Transaction Documents to which Buyer and/or Newco is a party, will be as of the Closing, duly executed and delivered by Buyer and/or Newco, as the case may be, and constitute or will constitute the legal, valid and binding obligations of Buyer and Newco, enforceable against Buyer and Newco in accordance with their respective terms.

Section 4.03. Capitalization of Newco. Newco’s authorized capital stock consists solely of 10,000,000 shares of common stock, par value $0.001 per share (“Newco Common Stock”), of which, as of the date hereof, 5,413,815 shares were issued and outstanding and none were reserved for issuance. As of the date hereof, all of the outstanding shares of Newco common stock are owned by Buyer.

Section 4.04. Governmental Authorization. The execution, delivery and performance by Buyer and Newco of this Agreement require no action by or in respect of, or filing with, any Authority, except for the filing of the Merger Certificate with the Secretary of State of Indiana as set forth in Section 2.01(b) and Section 6.04, and the compliance with the HSR Act.

Section 4.05. Non-Contravention. None of the execution, delivery or performance by Buyer and Newco of this Agreement, or any other Transaction Document to which either Buyer or Newco is a party does or will (a) contravene or conflict with the certificate of organization, operating agreement, bylaws or similar organizational document of Buyer or Newco or (b) contravene or conflict with or constitute a violation of any provision of any Applicable Law binding upon or applicable to Buyer or Newco (with or without notice or lapse of time or both), or by which any of their properties or assets is bound, or (c) require any consent or result in any violation or breach of, or constitute a default or give to others any rights of termination, amendment, acceleration or cancellation under, or result in the triggering of any payments or result in the creation of a Lien or other encumbrance on any of their properties or assets pursuant to, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, contract, agreement, lease, license or other instrument or obligation to which either Buyer or Newco is a party or by which they or any of their properties or assets is bound, except, with respect to clauses (b) and (c), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, prevent or materially delay consummation of the Merger and the other transactions contemplated by this Agreement.

Section 4.06. Brokers’ and Finders’ Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Buyer or Newco who might be entitled to any fee or commission from the Shareholders, the Company or any of their respective Affiliates in respect of the transactions contemplated by this Agreement.

Section 4.07. Financing. Concurrently with the execution of this Agreement, Buyer has delivered to the Company fully executed commitment letters (the “Commitment Letters”) providing the terms and conditions upon which the issuers thereof have committed to provide the debt and equity financing required in connection with this Agreement. The financing contemplated by the Commitment Letters is sufficient to pay the Merger Consideration hereunder and to make all other payments required of Buyer by the terms hereof and to otherwise consummate the transactions contemplated hereby. The Commitment Letters are in full force and effect as of the date of this Agreement. The obligations to fund the commitments under the Commitment Letters are not subject to any conditions other than as set forth in the Commitment Letters. Buyer has no knowledge of any fact existing as of the date of this Agreement that makes any of the assumptions or statements set forth in the Commitment Letters inaccurate or that causes the Commitment Letters to be ineffective with respect to Buyer or that precludes or is reasonably likely to preclude the satisfaction of the conditions set forth in the Commitment Letters. All commitment and other fees required to be paid under the Commitment Letters on or prior to the date hereof have been paid.

ARTICLE V.

CERTAIN COVENANTS AND AGREEMENTS

Section 5.01. Conduct of the Company. From the date hereof until the Closing Date the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice, preserve intact in all material respects its present business organization and personnel and preserve its good will and advantageous relationships with customers, suppliers, independent contractors and other Persons material to its operations. Without limiting the generality of the foregoing, from the date hereof until the Closing Date, and except as (i) expressly contemplated by this Agreement, (ii) required by Applicable Law, (iii) disclosed in Schedule 5.01 or (iv) otherwise consented to in writing in advance by Buyer, which consent shall not be unreasonably withheld or delayed, the Company shall not, and shall not permit any of its Subsidiaries, Affiliates or Shareholders to:

(a) adopt or propose any change in the Articles of Incorporation or bylaws or similar charter documents, except changes to the Articles of Incorporation or bylaws of the Company, as requested by Buyer;

(b) merge or consolidate with any other Person or acquire a material amount of assets of any other Person (except for acquisitions of materials or supplies in the ordinary course of business consistent with past practices);

(c) issue, sell, pledge, transfer, dispose of, encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any Common Shares or other equity interests of any kind whatsoever of the Company or any Subsidiary, other than (i) the issuance of Common Shares upon exercise of Company Options or (ii) a transfer of Common Shares by a Shareholder to (x) the Company, (y) another Shareholder or to such Shareholder’s Affiliates or Family Members, or (z) any Person specifically permitted under the Company Shareholders Agreement; provided, however, that, prior to authorizing any such transfer, the Company shall provide a written opinion of counsel or other evidence reasonably acceptable to Buyer that such transfer would not result in a termination of, or otherwise have an adverse effect on, the Company’s election to be qualified or treated as an “S corporation”;

(d) other than in the ordinary course consistent with past practice, enter into or modify any employment, severance, termination or similar agreement or arrangement with, or grant any bonuses to, or otherwise increase the base compensation of any executive officer or employee;

(e) cancel any debts owed to or claims held by it (including the settlement of any claims or litigation) other than debts and claims (i) existing solely between the Company and its Subsidiaries and (ii) in the ordinary course of business consistent with past practice;

(f) establish, adopt, amend or terminate, or take any action to accelerate any rights or benefits under, any Company Plan, other than amendments necessary or advisable to comply with Applicable Law or to terminate any Company Plan governing the Company Options (but shall not take any action to terminate any of the obligations of holders of Company Options under the related Company Option agreements entered into between individual employees and the Company or its Subsidiaries, it being acknowledged and agreed that causing surrender and cancellation of Company Options shall not constitute an action to terminate such obligations), and cause surrender and cancellation of Company Options and the payment of amounts contemplated under Section 5.06;

(g) modify or terminate any Business Agreement, except in the ordinary course of business consistent with past practices;

(h) settle any claim, litigation or action, whether now pending or hereafter made or brought;

(i) declare, enter into, set aside, issue or pay (i) any dividend or any distribution (in cash or in kind) to any shareholder of the Company or such Subsidiary, except for dividends and distributions by a Subsidiary of the Company to another Subsidiary of the Company or to the Company (other than distributions to fund Tax or estimated Tax payments or other dividends or distributions, in each case, made in the ordinary course of business consistent with past practices), (ii) any direct or indirect redemption, purchase or other acquisition of any of capital stock or other securities of the Company or such Subsidiary (other than repurchases of stock from departing employees in the ordinary course of business consistent with past practices), or (iii) any subscriptions, options, warrants, puts, calls, agreements, understandings, claims, or other commitments or rights of any type relating to the issuance, sale or transfer by the Company or such Subsidiary of any securities of the Company or such Subsidiary, including, but not limited to, securities which are convertible into or exchangeable for shares of capital stock of the Company or such Subsidiary;

(j) sell, assign, lease, license, sublease, transfer or otherwise dispose of, or mortgage, pledge, encumber or suffer to be imposed any Lien on any of its assets or Real Properties other than (i) sales of Inventory in the ordinary course of its business or equipment no longer useful in the business consistent with its past practices; and (ii) make non-material amendments to any Leases;

(k) acquire (including, without limitation, for cash or shares of stock, by merger, consolidation, or acquisition of stock or assets) any interest in any corporation, partnership or other business organization or division thereof, or make any investment either by purchase of stock or securities, contributions of capital or property transfer, or, except in the ordinary course of business, consistent with past practice, purchase any property or assets of any other Person;

(l) make any material change in its book or accounting practices or methods (other than as required by GAAP) or cash management practices;

(m) make any Tax election inconsistent with past practice, revoke any Tax election, file any amended Tax Return, agree to an extension of the statute of limitations, or settle or compromise any federal, state, local or foreign Tax liability;

(n) initiate any proceeding with an Authority to change, alter or amend the existing zoning classification, zoning or development approvals, standards or any other land use entitlements of all or any portion of the Real Properties;

(o) create, incur, assume, or guarantee any Indebtedness, other than in the ordinary course of its business under existing credit facilities;

(p) take any action that would result in a termination of, or fail to take any action necessary to preserve, the Company’s election to be qualified or treated as an “S corporation” in each jurisdiction in which it is currently so qualified or treated; or

(q) agree or commit to do any of the foregoing.

Section 5.02. Access.

(a) The Company will (i) give Buyer and its counsel, financial advisors, auditors, lenders and other authorized representatives reasonable access, during normal business hours and after reasonable advance notice, to the offices, properties, books and records of the Company and its Subsidiaries, and (ii) furnish, or cause to be furnished, to Buyer and its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Company and its Subsidiaries as such Persons may reasonably request.

(b) The Shareholders Representative and Buyer agree to develop a mutually acceptable list of customers and suppliers of the Company, and specific individual contacts, to which Buyer desires to have access prior to the Closing. Upon mutual approval of such list, the Shareholders Representative and Buyer will coordinate a mutually acceptable process and time frame during which such customers and suppliers will be contacted.

(c) All information provided or obtained in connection with the transactions contemplated hereby will be held by Buyer and its Representatives (as such term is defined therein) in accordance with the Confidentiality Agreement dated as of December 13, 2010, by and between the Company and Buyer (the “Confidentiality Agreement”). The Confidentiality Agreement shall terminate automatically, without any action by any party, upon the Closing. In the event of a conflict or inconsistency between the terms hereof and the Confidentiality Agreement, the terms hereof will govern.

Section 5.03. Notices of Certain Events. After the date hereof and prior to the Closing, each of the Buyer and the Company shall promptly notify the other party of any notice or other communication from (a) any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or any other Transaction Document and (b) any Authority in connection with the transactions contemplated by this Agreement or any other Transaction Document. Each of Buyer and the Company shall give prompt notice to the other of the occurrence or non-occurrence of any event which causes any variances from the representation or warranty of such party contained herein, or any covenant, condition, or agreement contained herein not to be complied with or satisfied. Any such notification shall include a proposed corresponding amendment or supplement to the appropriate Disclosure Schedules for purposes of Section 7.02(a) hereof, which proposed amendment or supplement shall, for the avoidance of doubt, become final concurrently with the Closing. From the date of this Agreement until the Closing, the Company shall have the continuing obligation to promptly supplement the information contained in the Disclosure Schedules with respect to any matter hereafter arising or discovered, which, if in existence on the date hereof and known at the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedules.

Section 5.04. Certain Consents. The Company, Buyer and Newco shall, prior to the Closing, use its reasonable best efforts to obtain all actions, consents, approvals or waivers required to be listed on Schedule 3.03 in connection with the consummation of the transactions contemplated by this Agreement and the other Transaction Documents.

Section 5.05. Shareholder Approval. As promptly as practicable after the execution of this Agreement, the Company shall submit this Agreement and the transactions contemplated hereby to the Shareholders for approval as provided by the IBCL and the Company’s Articles of Incorporation and bylaws. The Company shall use reasonable efforts to obtain as promptly as practicable after the execution and delivery of this Agreement, approval from all Shareholders and to obtain from or cause each Closing Common Shareholder to deliver a Letter of Transmittal to the Shareholders Representative as provided in Section 2.03 above.

Section 5.06. Stock Options. As soon as practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee thereof administering the Company Plans) shall adopt such resolutions or take such other actions as may be required to effect the following: immediately prior to the Effective Time, each outstanding Company Option shall be cancelled and the holder thereof shall then be entitled, and have a fully vested right, to receive in consideration for such cancellation an amount in cash equal to the product of (A) the number of Common Shares that are subject to such Company Option immediately prior to the Effective Time and (B) the excess, if any, of the portion of the Merger Option Price Per Share over the exercise price per share of Common Stock subject to such Company Option.

Section 5.07. Exclusivity. From the date hereof to the Closing Date, neither the Company nor the Shareholders Representative shall directly or indirectly (a) solicit, initiate, seek, encourage or support any inquiries, proposals or offers from any Person (other than Buyer) relating to, (b) furnish any non-public information to any Person (other than Buyer) relating to, (c) facilitate any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to, or (d) engage in any discussion or negotiations with or consider the merits of, or accept any unsolicited inquiries or proposals from any Person (other than Buyer) relating to, any transaction involving the sale of all or a substantial portion of the assets of the Company or all or a substantial portion of its capital stock, whether through a stock sale, merger, consolidation, reorganization, recapitalization, share exchange, business combination or similar transaction involving the Company (each such transaction referred to herein as a “Proposed Acquisition Transaction”). The Company or the Shareholders Representative shall immediately notify Buyer of any Proposed Acquisition Transaction (which notice shall include the identity of the Person making the proposal, the beneficial owner(s) thereof, if any, the material terms of such proposal and, to the extent such proposal is made in writing, a copy of such proposal).

Section 5.08. Employees and Employee Benefit Plans.

(a) For a period commencing on the Closing Date and ending no earlier than the date that is six months after the Closing Date, Buyer shall take any action necessary so that all individuals who are employees of the Company and the Subsidiaries (including employees who are not actively at work on account of illness, disability or leave of absence) on the Closing Date (the “Affected Employees”) shall continue to receive base wages and salaries at rates no less favorable to such employee than the rates of wages and salaries paid by the Company or any of the Subsidiaries to such Affected Employees on the date of this Agreement.

(b) For a period commencing on the Closing Date and ending no earlier than the date that is six months after the Closing Date, Buyer’s employee benefit plans and programs with respect to the Affected Employees shall be no less favorable in the aggregate than those currently provided to employees of the Company and the Subsidiaries under the Company Plans. Service by Affected Employees with the Company, Seller and Subsidiaries shall be taken into account for all purposes under the Buyer’s employee benefit plans and programs.

(c) Buyer shall cause the Company and the Subsidiaries to provide and recognize all accrued but unused vacation as of the Closing Date. Buyer shall cause the Company and Subsidiaries to honor and maintain the bonus programs for Affected Employees existing as of the Closing Date and to pay to the Affected Employees the bonuses they have accrued under such program at the end of the bonus determination period that includes the Closing Date.

(d) For the period beginning on the Closing Date and ending no earlier than the six (6) month anniversary of the Closing Date, Buyer agrees to provide, or cause the Company and the Subsidiaries to provide, notice of termination without cause or pay in lieu thereof and severance pay, if applicable, to Affected Employees that is no less favorable than under the current practices of the Company and the Subsidiaries as in effect as of the date hereof.

(e) Regardless of anything else contained herein, the Parties do not intend for this Agreement to amend any employee benefit plans or arrangements or create any rights or obligations except between the Parties. No Affected Employee or other current or former employee of the Company including any beneficiary or dependent thereof, or any other person not a party to this Agreement, shall be entitled to assert any claim hereunder.

Section 5.09. IC DISC. The Company shall merge Da-Lite International, Inc. with and into the Company prior to the Closing Date.

ARTICLE VI.

COVENANTS OF ALL PARTIES

The parties hereto agree as follows:

Section 6.01. Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Applicable Laws to consummate the transactions contemplated by this Agreement and the other Transaction Documents, including to use reasonable best efforts to secure termination of any waiting periods under the HSR Act and obtain the approval of any other Authority for the transactions contemplated hereby, provided, however, that such efforts shall not include any requirement of any party to spend money, commence or participate in any litigation or offer or grant any accommodation (financial or otherwise) to any third party. The Company and Buyer each agree, prior to the Closing, and Buyer, after the Closing, agrees to cause the Company to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement and the other Transaction Documents; provided, however, that, notwithstanding anything to the contrary contained in this Agreement, Buyer shall have no obligation under this Section 6.01 to accept terms, conditions, obligations, or restrictions with respect to the Merger or the conduct of Buyer that may be proposed or required by a reviewing agency in the course of review under the HSR Act and/or premerger notification requirements in jurisdictions outside the United States as described in Section 6.02 hereof.

Section 6.02. Certain Filings. The Company and Buyer shall cooperate with each other (a) in determining whether any action by or in respect of, or filing with, any Authority is required in connection with the consummation of the transactions contemplated by this Agreement and (b) in taking such actions or making any filings or furnishing information required in connection therewith, including, but not limited to, the filings contemplated by Section 3.03, Section 4.04 and Section 6.04. The parties shall, as soon as practicable, but in no event later than seven (7) days after the date of this Agreement, file any required Notification and Report Forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), with the Federal Trade Commission (“FTC”) and the Antitrust Division of the U.S. Department of Justice (“Antitrust Division”), and any similar filings required in jurisdictions outside the United States. The parties (i) by mutual agreement may seek early termination of any applicable waiting period under the HSR Act and premerger notification requirements in jurisdictions outside the United States, and (ii) shall use their commercially reasonable efforts to respond as promptly as practicable to all inquiries for additional information or documentation received from the FTC or the Antitrust Division, and from each competition authority for jurisdictions outside the United States to which the parties submit filings in accordance with this Section 6.02. The filing fees (“HSR Fees”) associated with such filings under the HSR Act and any similar filings required in jurisdictions outside the United States shall be paid by Buyer.

Section 6.03. Public Announcements. The Parties agree to consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except as may be required by Applicable Law (including any reporting obligations of the Company with the SEC), will not issue any such press release or make any such public statement prior to such consultation and without the consent of the other Parties, which consent shall not be unreasonably withheld or delayed.

Section 6.04. Merger Filings. On the Closing Date, following the satisfaction or waiver of all of the conditions to closing set forth in Article VII, Newco and the Company shall cause their duly authorized officers to prepare, execute and acknowledge the Merger Certificate and to cause such document to be duly filed with the Secretary of State of Indiana on the Closing Date or as soon as practicable thereafter.

Section 6.05. Buyer Obligations. In consideration of the Company and the Shareholders Representative entering into this Agreement, Milestone hereby guarantees the performance by Buyer and Newco of their respective obligations, covenants and agreements under this Agreement.

ARTICLE VII.

CONDITIONS TO CLOSING

Section 7.01. Conditions to Obligations of Each Party. The obligations of Buyer, Newco and the Company to consummate the Closing are subject to the satisfaction of the following conditions:

(a) No provision of any Applicable Law and no Order shall prohibit the consummation of the Closing.

(b) All actions by or in respect of, or filings with, any Authority required to permit the consummation of the Closing, if any, shall have been obtained or any waiting period applicable to the consummation of the Merger shall have expired or been terminated.

(c) The applicable waiting periods, if any, under the HSR Act and premerger notification requirements in jurisdictions outside the United States, shall have expired or the parties shall have received notice of early termination of such waiting periods from the FTC and from each competition authority for jurisdictions outside the United States to which the parties submit filings in accordance with Section 6.02 hereof (“HSR Approval”).

Section 7.02. Conditions to Obligations of Buyer and Newco. The obligations of Buyer and Newco to consummate the Closing are subject to the satisfaction of the following further conditions:

(a) Representations and Warranties. After taking into account all amendments or supplements to the Company Disclosure Schedules in accordance with Section 5.03 hereof, each of the representations and warranties of the Company contained in this Agreement and in any certificate or other writing delivered by the Company pursuant hereto shall be true in all material respects at and as of the Closing Date, as if made at and as of such date (except that representations and warranties which contain a materiality qualification or contemplate a material adverse effect shall be true and correct as written, and that representations and warranties that expressly speak as of a specified date shall be true and correct in all material respects as of such specified date).

(b) Covenants and Agreements. The Company shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed and complied with it prior to or on the Closing Date, including but not limited to delivery of each of the certificates, documents and agreements set forth in Section 2.04(f).

(c) Officer’s Certificate. The Company shall have delivered to Buyer a certificate, signed by an officer of the Company and dated as of the Closing Date, certifying as to the matters set forth in Sections 7.02(a) and 7.02(b).

(d) Escrow Agreement, Paying Agent Agreement and Non-Competition Agreement. The Company and the Escrow Agent shall have executed and delivered to Buyer the Escrow Agreement duly executed by the Company and the Shareholders Representative. The Company, the Shareholders Representative and the Paying Agent shall have executed and delivered the Paying Agent Agreement. Each of the individuals identified in Section 2.04(f)(vi) shall have executed and delivered to Buyer a Non-Competition Agreement.

(e) Shareholder Approval. This Agreement and the Merger shall have been approved by the affirmative vote or written consent of the holders of greater than ninety percent (90%) of the Company Securities entitled to vote, and each such holder shall have executed a Letter of Transmittal affirming such holder’s obligation, as applicable, under Section 5.07 of this Agreement and Article IX and Article X of this Agreement, and appointing the Shareholders Representative.

(f) Material Adverse Effect. From the Balance Sheet Date to the Closing Date, there shall not have occurred a Material Adverse Effect.

(g) 338(h)(10) Elections. On or before the day that is seven (7) Business Days before the Closing Date, (i) the Company shall have provided to Buyer an Internal Revenue Service Form 8023 properly executed by the Company, each Shareholder at the Effective Time and each other Person who is treated as a shareholder of the Company pursuant to Code section 1361(c)(2)(B) (with respect to such Persons who are treated as shareholders, in the form attached hereto as Exhibit I) and related Elections for state law purposes, to the extent listed by Buyer on Exhibit H, properly executed and in a form necessary to effectuate each such Election (the “State Elections”), or (ii) written notice setting forth those Elections that the Company is unable to provide to Buyer as a result of one or more Shareholder’s or deemed Shareholder’s refusal to execute such Elections, in which case the provisions of Section 2.01(k) shall apply.

(h) Merger of IC DISC. At least one (1) day prior to the Closing Date, Buyer shall have received proof that Da-Lite International, Inc. has been merged with and into the Company, with the Company being the surviving corporation in such merger.

(i) Forms I-9 and W-9. On or before the day that is seven (7) Business Days before the Closing Date, the Company shall have provided to Buyer a fully completed and executed Form I-9 or Form W-9 from each Person who is or was a Shareholder of the Company, and each Person who is or was treated as a shareholder of the Company pursuant to section 1361(c)(2)(B) of the Code, at any time on or after January 1, 2008.

Section 7.03. Conditions to Obligation of the Company. The obligation of the Company to consummate the Closing is subject to the satisfaction of the following further conditions:

(a) Representations and Warranties. Each of the representations and warranties of Buyer contained in this Agreement and in any certificate or other writing delivered by Buyer pursuant hereto shall be true in all material respects at and as of the Closing Date, as if made at and as of such date (except that representations which contain a materiality qualification or contemplate a material adverse effect shall be true and correct as written).

(b) Covenants and Agreements. Buyer shall have performed and complied with in all material respects all covenants and agreements required by this Agreement to be performed and complied by it prior to or on the Closing Date, including but not limited to delivery of each of the certificates, documents and agreements set forth in Section 2.04(e).

(c) Officer’s Certificate. Buyer shall have delivered to the Company a certificate, signed by an officer of Buyer and dated as of the Closing Date, certifying as to the matters set forth in Sections 7.03(a) and 7.03(b).

(d) Escrow Agreement and Paying Agent Agreement. Buyer and the Escrow Agent shall have executed and delivered to the Company the Escrow Agreement. Buyer and the Paying Agent shall have executed and delivered the Paying Agent Agreement.

ARTICLE VIII.

TERMINATION

Section 8.01. Grounds for Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of the Company, Newco and Buyer;

(b) by either (i) the Company or (ii) Buyer or Newco, any of whom may act, if the Closing shall not have been consummated on or before September 30, 2011 (“Termination Date”). The right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose failure, or whose Affiliate’s failure, to perform any covenant or obligation under this Agreement is the cause of such delay;

(c) by either (i) the Company or (ii) Buyer or Newco, any of whom may act, if there shall be any law or regulation that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited or if consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment of any Authority having competent jurisdiction;

(d) by the Company, provided the Company is not then in breach of any of its obligations hereunder, if either (i) Buyer or Newco fails to perform any covenant in this Agreement when performance thereof is due and does not cure the failure within ten (10) days after the Company delivers written notice thereof, or (ii) any other condition in Section 7.01 or Section 7.03 has not been satisfied and is not capable of being satisfied prior to the Termination Date; or

(e) by Buyer or Newco, provided that neither Buyer nor Newco is then in breach of any of its obligations hereunder, if (i) the Company fails to perform any covenant in this Agreement when performance thereof is due and does not cure the failure within ten (10) days after Buyer or Newco delivers written notice thereof, (ii) any condition in Section 7.01 or Section 7.02 has not been satisfied and is not capable of being satisfied prior to the Termination Date, or (iii) the Company supplements or otherwise amends one or more of the Disclosure Schedules pursuant to Section 5.03 and, as a result of such supplements and/or amendments, individually or in the aggregate, there shall have occurred a Material Adverse Effect.

Section 8.02. Notice of Termination. The party desiring to terminate this Agreement pursuant to this Article VIII shall give written notice of such termination to the other party.

Section 8.03. Effect of Termination. If this Agreement shall be terminated pursuant to this Article VIII, all further obligations of the parties under this Agreement shall be terminated without further liability of any Party to any other Party; provided, however, that nothing herein shall relieve any Party from liability for its (a) breach of any covenant of this Agreement, or (b) intentional breach of any representation or warranty of this Agreement.

ARTICLE IX.

INDEMNIFICATION

Section 9.01. Indemnification of Buyer Indemnified Parties. After the Closing and subject to the limitations and provisions set forth in Section 9.04, Section 9.07 and Section 9.08 below, the General Escrow Amount and the Environmental Escrow Amount, as applicable, shall be available and may be used to indemnify, defend and hold harmless Buyer, Newco and the Surviving Corporation and each of their respective Subsidiaries, officers, directors, managers, employees, agents, shareholders, members, successors, Affiliates and assigns (each individually, a “Buyer Indemnified Party” and collectively, the “Buyer Indemnified Parties”) from and against any Losses that the Buyer Indemnified Parties suffer, sustain or become subject to as a result of or arising out of or by virtue of:

(a) any inaccuracy in any of the representations or breach of any of the warranties contained in Article III, or in any certificates or schedules delivered by the Company pursuant to this Agreement, without regard to any materiality or Material Adverse Effect qualification contained therein;

(b) any breach of, or failure to perform, any agreement or covenant of the Company or the Shareholders Representative contained in this Agreement; or

(c) without being limited by subsections (a) or (b) of this Section 9.01 or by Section 9.08 (and without regard to the fact that any one or more of the items referred to in this subsection (c) may be disclosed on the Disclosure Schedules or in any documents included or referred to therein or may be otherwise known to the Buyer at the date of this Agreement or on the Closing Date), any: (i) claim by an applicable Authority, which claim is not the result of a voluntary action by Buyer or any Buyer Indemnified Party designed or intended to produce a claim from the applicable Authority, of non-compliance with Environmental Laws by the Company or any of its Subsidiaries or any of the respective properties owned, leased or operated by the Company or its Subsidiaries at any time prior to Closing for damages as a result thereof; (ii) Liabilities relating to conditions existing as of the Closing Date incurred by any Buyer Indemnified Party, as required by an applicable Authority, which Liabilities are not the result of a voluntary action by Buyer or any Buyer Indemnified Party designed or intended to produce such Liabilities, to bring the assets, properties or business of the Company or any of its Subsidiaries into compliance with all applicable Environmental Laws as in effect as of the Closing; (iii) actions Buyer, in its reasonable discretion, deems necessary to either (A) cause all applicable Authorities to (1) discharge or release any and all obligations to perform RCRA Corrective Action at the U.S. Environmental Action Sites; or (2) grant or acknowledge in writing RCRA Corrective Action completion or inapplicability, or (B) perform RCRA Corrective Action and/or comparable voluntary remediation at the U.S. Environmental Action Sites, including whatever soil and/or groundwater investigations, removal actions, corrective actions, corrective measures or other work that is required by an applicable Authority in connection therewith, in each case, to the extent such RCRA Corrective Action closure or inapplicability shall not have been granted or acknowledged in writing by the applicable Authorities prior to the Closing; and (iv) Environmental Claims with respect to the Dutch Environmental Action Site.

Section 9.02. Method of Asserting Claims.

(a) Third Party Claims.

(i) Except as otherwise provided in Section 10.04, in the event that any of the Buyer Indemnified Parties is made a defendant in or party to any action or proceeding, judicial or administrative, instituted by any third party that subjects the Buyer Indemnified Party to or could result in the Buyer Indemnified Party suffering any Losses for which it is entitled to indemnity hereunder (any such third party action or proceeding being referred to as a “Third Party Claim”), the Buyer Indemnified Party shall give the Shareholders Representative prompt notice thereof. The failure to give such notice shall not affect the Buyer Indemnified Party’s ability to seek reimbursement except to the extent such failure has materially and adversely affected the ability of the Shareholders Representative to defend successfully such Third Party Claim. The Shareholders Representative shall be entitled to contest and defend such Third Party Claim; provided, that the Shareholders Representative (A) consults with the Buyer Indemnified Party with respect to the handling of such Third Party Claim, (B) diligently contests and defends such Third Party Claim and (C) unconditionally acknowledges in writing that such Third Party Claim constitutes Losses of the Buyer Indemnified Party for which such Buyer Indemnified Party is entitled to indemnification under this Article IX. Notice of the intention to contest and defend the Third Party Claim shall be given by the Shareholders Representative to the Buyer Indemnified Party within thirty (30) days after the Buyer Indemnified Party gives notice to the Shareholders Representative of such Third Party Claim (but, in all events, at least five (5) Business Days prior to the date that an answer to such Third Party Claim is due to be filed). Such contest and defense shall be conducted by reputable attorneys engaged by the Shareholders Representative who are reasonably acceptable to the Buyer Indemnified Party. The Buyer Indemnified Party shall be entitled at any time, at its own cost and expense (which cost and expense shall not constitute Losses unless such cost and expense is incurred at the request of the Shareholders Representative or the Buyer Indemnified Party reasonably determines that the

Shareholders Representative is not adequately representing or, because of a conflict of interest, may not adequately represent, the interests of the Buyer Indemnified Party), to participate in such contest and defense and to be represented by attorneys of its own choosing. If the Buyer Indemnified Party elects to participate in such defense, the Buyer Indemnified Party shall cooperate with the Shareholders Representative in the conduct of such defense. Neither the Buyer Indemnified Party nor the Shareholders Representative may concede, settle or compromise any Third Party Claim without the consent of the other party, which consent shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, in the event the Shareholders Representative fails or is not entitled to contest and defend a Third Party Claim, the Buyer Indemnified Party shall be entitled to contest, defend and settle such Third Party Claim and pursue its indemnification rights hereunder and whatever other legal remedies may be available to enforce its rights under this Article IX at the cost and expense of the Shareholders Representative.

(ii) Certain Claims. If (A) a Third Party Claim relates primarily to a criminal proceeding, action or indictment, (B) the Buyer Indemnified Party reasonably believes an adverse determination with respect to a Third Party Claim or other claim giving rise to a Third Party Claim is likely and such adverse determination would materially and adversely affect the Buyer Indemnified Party’s reputation or future business prospects, (C) a Third Party Claim seeks an injunction or equitable relief against the Buyer Indemnified Party, or (D) the Buyer Indemnified Party reasonably determines that the Shareholders Representative cannot adequately represent the interests of the Buyer Indemnified Party because of a conflict of interest, then in any such case the Buyer Indemnified Party shall have the sole right to defend and settle such Third Party Claim (with the Shareholders Representative being entitled, at its cost and expense, to consult with respect to such defense and, if Shareholders Representative has provided the acknowledgment described in Section 9.02(a)(i)(C) above, any settlement thereof being subject to consent of the Shareholders Representative, such consent not to be unreasonably withheld or delayed), and to pursue its indemnification rights hereunder and whatever other legal remedies may be available to enforce its rights under this Article IX. If the Buyer Indemnified Party elects to assume and control the defense of such a Third Party Claim, it will provide notice thereof to the Shareholders Representative within thirty (30) days after the Buyer Indemnified Party has obtained notice of such Third Party Claim.

(iii) Settlement. If there shall be a settlement to which the Shareholders Representative consents or a final judgment for the plaintiff in any Third Party Claim, the defense of which the Shareholders Representative has elected to assume, the Buyer Indemnified Party will be indemnified from the General Escrow Amount with respect to such settlement or judgment.

(b) Direct Claims. Subject to the limitations and provisions in Section 9.04, Section 9.07 and Section 9.08, in the event any Buyer Indemnified Party should have a claim for Losses hereunder that does not involve a Third Party Claim (“Direct Claim”) including, without limitation, an Environmental Claim under clause (i) of the definition thereof, the Buyer Indemnified Party shall deliver a written notice of such Direct Claim with reasonable promptness to the Shareholders Representative. If the Shareholders Representative notifies the Buyer Indemnified Party that it does not dispute the Direct Claim described in such notice or fails to notify the Buyer Indemnified Party within thirty (30) days after delivery of such notice by the Buyer Indemnified Party, the Losses in the amount specified in the Buyer Indemnified Party’s notice shall be conclusively deemed a liability as to which indemnification shall be paid from the General Escrow Amount, and the Shareholders Representative shall authorize payment from the General Escrow Amount in the amount of such Losses to the Buyer Indemnified Party on demand in accordance with the terms hereof. If the Shareholders Representative gives notice to the Buyer Indemnified Party that it disputes the Direct Claim within such thirty (30) day period, the Buyer Indemnified Party may pursue its indemnification rights hereunder and whatever other legal remedies may be available to enforce its rights under this Article IX.

Section 9.03. Adjustments. Any indemnification payments paid under this Article IX will be considered an adjustment to the Merger Consideration for all Tax and financial reporting purposes, to the extent permitted by Applicable Law.

Section 9.04. Limitations. The rights to indemnification under this Article IX shall be subject to the following limitations:

(a) Any claim for indemnification under this Article IX shall be made by giving notice to the Shareholders Representative. Any such notice (i) with respect to claims under Section 9.01(a) (other than for breaches of Section 3.17) or Section 9.01(b) must be given on or prior to December 27, 2012, and (ii) with respect to claims under Section 9.01(c) and for breaches of Section 3.17 brought under Section 9.01(a) must be given on or prior to the fifth (5th) anniversary of the Closing Date.

(b) Any claim for indemnification under this Article IX given after the abovementioned dates or time periods will have no effect.

(c) No request to indemnify any Buyer Indemnified Party under Section 9.01 may be made until the sum of the Losses as to which the Buyer Indemnified Parties would otherwise be entitled to indemnification under Section 9.01 of this Agreement exceed Five Hundred Thousand and 00/100 Dollars ($500,000) (the “Basket”); provided, that the Basket with respect to an Excluded Liability of the type referred to in clause (b) of Section 9.08 shall be One Million Dollars ($1,000,000), at which point recourse may be made to the General Escrow Amount or the Environmental Escrow Amount, as applicable, for all Losses above the Basket and only if such Loss individually exceeds Twenty-Five Thousand Dollars ($25,000).

(d) The aggregate amount of Losses for which indemnification may be made to any Buyer Indemnified Party with respect to this Agreement shall not exceed Ten Million and 00/100 Dollars ($10,000,000) (the “Cap”). Except as provided in Section 9.08, (i) the aggregate amount of Losses for which the Buyer Indemnified Parties shall be entitled to indemnification under Section 9.01(a) and Section 9.01(b) of this Agreement (other than for breaches of Section 3.17 as to which recourse may only be made to the Environmental Escrow Amount) shall not exceed the General Escrow Amount and (ii) the aggregate amount of Losses for which the Buyer Indemnified Parties shall be entitled to indemnification under Section 9.01(c) of this Agreement and for breaches of Section 3.17 brought under Section 9.01(a) shall not exceed the Environmental Escrow Amount.

Section 9.05. Payments.

(a) Any payment pursuant to a claim for indemnification under this Article IX shall be made out of the General Escrow Amount or the Environmental Escrow Amount, as the case may be, not later than ten (10) days after receipt by the Shareholders Representative of written notice from the Buyer Indemnified Party stating the amount of the claim, unless the claim is subject to defense as provided in Section 9.02 above, in which case such payment shall be made not later than five (5) days after the amount of the claim is finally determined by written agreement between the Shareholders Representative and the Buyer Indemnified Party or a nonappealable judgment of a court of competent jurisdiction. In addition, the Buyer Indemnified Party shall be reimbursed from the General Escrow Amount or the Environmental Escrow Amount, as the case may be, for any and all costs or expenses of any nature or kind whatsoever (including reasonable attorneys’ fees) incurred in seeking to collect any such Losses to which it is determined that it is entitled to indemnification.

(b) Notwithstanding Section 9.05(a), the Shareholders Representative, on behalf of the Closing Common Shareholders, shall pay to Buyer (or, at the instruction of Buyer, the Surviving Corporation, any Buyer Indemnified Party or any of their respective Affiliates) out of the Reserve Amount (to the extent thereof and then such Taxes shall be paid by, and shall be the several responsibility of, the Shareholders (based on each Shareholder’s Pro Rata share)) the amount of any Taxes shown as due on a Tax Return required to be filed by Buyer pursuant to Section 10.01 for a Straddle Period or, in the case of Taxes for a Straddle Period for which a Tax Return is not required to be filed, a copy of a notice showing such Taxes as due (to the extent attributable to the portion of the Straddle Period ending on and including the Closing Date, as determined pursuant to Section 10.05, but only to the extent not taken into account in computing the Closing Date Net Working Capital) or shown as due on a Tax Return relating to Transfer Taxes (to the extent the liability of the Closing Common Shareholders pursuant to Section 10.03, but only to the extent not taken into account in computing the Closing Date Net Working Capital), in each case no later than five (5) Business Days after receipt from Buyer of a copy of a Tax Return together with a statement in reasonable detail showing the computation of the amount to be paid by the Shareholders Representative (such statement shall not be delivered prior to the final determination of the Closing Date Net Working Capital and shall show the Closing Date Net Working Capital amount taken into account in the computation) or, if later, after the resolution of any issues related to such statement (provided, that if the issues relating to such statement remain unresolved as of one (1) Business Day prior to the due date for paying such Taxes, upon the written request by Buyer the Shareholders Representative shall pay to Buyer an amount of Taxes reasonably and in good faith claimed as owing by Buyer with respect to such statement, and upon the resolution of such issues a payment shall be made by Buyer or the Shareholders Representative to the other, as applicable, such that taking into account such amounts paid by Shareholders Representative the net amount received by Buyer in respect of such statement is the amount (if any) finally determined to be owing); provided that no amount shall be owing by the Shareholders Representative with respect to any such Tax Return unless such Tax Return has been prepared in a manner consistent with Applicable Law and the provisions of this Agreement, and provided to Shareholders Representative for review and approval (which approval shall not be unreasonably withheld or delayed) not less than ten (10) Business Days prior to the due date for timely filing such Tax Return. For purposes of this Section 9.05(b), if in the case of any Tax Return the amount of Taxes attributable to the portion of the Straddle Period ending on and including the Closing Date or the amount of Transfer Taxes that are the liability of the Closing Common Shareholders are, in any such case, less than the amount taken into account in computing the Closing Date Net Working Capital, the amount by which it is less shall be credited against (and reduce) any amounts otherwise payable by the Shareholders Representative under this Section 9.05(b).

(c) To the extent any payments are made to a Buyer Indemnified Party in connection with Losses incurred under Section 9.01(c) hereof as a result of a Third Party Claim, the Shareholders Representative shall thereafter be subrogated, solely to the extent of such Losses and subject to any and all limitations and obligations of such Buyer Indemnified Party, to the rights of such Buyer Indemnified Party to seek and receive payments from any third party in connection with such Losses, and such Buyer Indemnified Party shall execute such assignment of rights, and otherwise provide cooperation to the Shareholders Representative, in each case as the Shareholders Representative shall reasonably request in connection therewith, and the Shareholders Representative shall, in each case, pay such Buyer Indemnified Party’s out of pocket costs and expenses in connection therewith.

Section 9.06. Remedies. Subject to the provisions and limitations in Section 9.08, the foregoing indemnification provisions shall be the sole and exclusive remedy for the matters set forth in this Agreement, and no Buyer Indemnified Party shall have any cause of action or remedy at law or in equity for breach of contract, tort, claims for environmental matters or otherwise under or in connection with this Agreement.

Section 9.07. Calculation of Losses. Notwithstanding anything contained herein to the contrary, the amount of any Losses incurred or suffered by a Buyer Indemnified Party (a) shall be net of any insurance or other recoveries payable or paid to any Buyer Indemnified Party or its Affiliates in connection with the facts relating to the Losses (the “Indemnified Event”) and (b) shall be determined after taking into account (to the extent not previously taken into account in computing the amount of such Losses): (i) all increases in Taxes payable by the Buyer Indemnified Party and its Affiliates with respect to any actual receipt or accrual of an indemnification payment hereunder (including payments made pursuant to this clause (i)) or an amount described in clause (a) of this paragraph, (ii) all increases in Taxes payable by the Buyer Indemnified Party and its Affiliates in connection with the Indemnified Event, and (iii) all reductions in Taxes realized by the Buyer Indemnified Party and its Affiliates as a result of the Indemnified Event, but only to the extent such reductions are allocable to the periods ending on or prior to the close of the fifth (5th) full taxable year after the date of the Indemnified Event, as determined after first taking into account all other Tax items that are not attributable to such Indemnified Event

Section 9.08. Excluded Claims. Notwithstanding anything to the contrary contained herein, the terms and conditions of this Article IX, including the limitations contained in Section 9.04, the limits of the Basket and the limits of the Cap, shall not apply to any claims by the Buyer Indemnified Parties against the Company or the Shareholders Representative based upon or arising out of (a) intentional fraud or willful misconduct by any of the Company or the

Shareholders Representative, or (b) any breach of the representations and warranties regarding title to shares contained in Section 3.05(b) or any breach of a representation or warranty made as to title of shares by a Shareholder under the applicable Letter of Transmittal, to the extent the aggregate amount of Losses in connection with any such breach exceeds One Million and 00/100 Dollars ($1,000,000) (the “Excluded Claims”); provided, that a matter referred to in clause (b) of this Section 9.08 shall be an Excluded Claim only with respect to the Common Shareholder that held the shares as to which the breach of representation in Section 3.05(b) or in the Letter of Transmittal relates. With respect to the Excluded Claims or any intentional fraud or willful misconduct by any Shareholder, the Buyer Indemnified Parties shall each have and retain any and all rights and remedies existing in their favor at law or in equity, including any actions for Losses, damages, specific performance, or injunctive or other equitable relief. Each of the Shareholders shall be severally liable for any Losses (i.e., each such Shareholder shall be liable for its Pro Rata share of such Losses) suffered by the Buyer Indemnified Parties in connection with any Excluded Claims; provided, however, that the Losses with respect to any such claims shall be limited to each Shareholder’s Pro Rata share of the Merger Consideration.

ARTICLE X.

TAX MATTERS

Section 10.01. Returns for Tax Periods Ending on or Before the Closing Date. The Company (or, after the Closing Date, the Shareholders Representative on behalf of the Company) (a) shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) all Tax Returns that are required to be filed on or prior to the Closing Date and (b) shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) any Pre-Closing Income Tax Returns and in the case of Pre-Closing Income Tax Returns filed or caused to be filed after the Closing Date, shall timely pay all Taxes out of the Reserve Amount (to the extent thereof and then such Taxes shall be paid by, and shall be the several responsibility of, the Shareholders (based on each Shareholder’s Pro Rata share)), required to be shown on all such Tax Returns, except to the extent such Taxes are taken into account in computing the Closing Date Net Working Capital (and, to the extent taken into account in computing the Closing Date Net Working Capital, such Taxes shall be paid by Buyer or, to the extent paid by the Shareholders Representative or the Shareholders, reimbursed by Buyer). With respect to any Pre-Closing Income Tax Returns filed after the Closing Date each such Pre-Closing Income Tax Return shall be (i) prepared and filed at the cost of the Shareholders Representative, which costs shall be paid out of the Reserve Amount, (ii) prepared in a manner consistent with the provisions of this Agreement and Applicable Law, (iii) provided to Buyer for review and approval (which approval shall not be unreasonably conditioned, delayed or withheld) no less than thirty (30) days prior to due date for timely filing such Pre-Closing Income Tax Return, and (iv) Taxes required to be paid by the Company, if any, with respect to such Pre-Closing Income Tax Return shall be paid by (and the responsibility of) the Shareholders Representative and the Shareholders (except to the extent taken into account in computing the Closing Date Net Working Capital, in which case such Taxes shall be paid by Buyer or, to the extent paid by the Shareholders Representative or the Shareholders, reimbursed by Buyer). Buyer shall file or cause to be filed when due (taking into account all extensions properly obtained) all other Tax Returns that are required to be filed by or with respect to the Company or any Subsidiary. Straddle Period Tax Returns required to be filed or caused to be filed by Buyer are subject to review and approval to the extent provided in Section 9.05(b). With respect to any Pre-Closing Income Tax Return required to be submitted to Buyer for review and approval pursuant to this Section 10.01, if Buyer disputes that any Pre-Closing Income Tax Return is prepared in a manner consistent with the provisions of this Agreement, Buyer shall provide written notice of such objection or dispute to the Shareholders Representative within ten (10) Business Days from the date of receipt of such Pre-Closing Income Tax Return by Buyer, stating in reasonable detail the inconsistency forming the basis of the objection or dispute. If any such notice is provided, the Shareholders Representative and Buyer shall negotiate in good faith with a view toward resolving any such dispute or objection. If, after ten (10) Business Days from the date on which written notice was provided, any dispute or objection raised therein remains unresolved, the unresolved matter shall be submitted to the Accounting Firm for resolution pursuant to the procedures and terms set forth in Section 2.07(e)(ii); provided, that, the procedures set forth in Section 2.07(e)(ii) shall be controlling only to the extent not inconsistent with the terms and procedures of this Section 10.01 and, for the avoidance of doubt, in resolving any dispute, the Accounting Firm shall be bound by any Election and the 338(h)(10) Allocation (as finally determined) and shall address only the unresolved matters submitted for resolution pursuant to this Section 10.01.

Section 10.02. Cooperation. Buyer, the Surviving Corporation and its Subsidiaries, the Shareholders Representative and the Closing Common Shareholders shall cooperate fully (including by making employees or the Company and its Subsidiaries and outside tax advisors or accountants reasonably available), as and to the extent reasonably requested by the other parties, in connection with any Tax matters with respect to Buyer, the Surviving Corporation, Company and/or its Subsidiaries, including, without limitation, any such matters relating to the preparation and filing of any Tax Return, amended Tax Return or claim for refund, determining a Tax liability or participating in or conducting any Tax Proceeding.

Section 10.03. Certain Taxes and Fees. All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalty and interest) (“Transfer Taxes”) incurred in connection with the consummation of the transactions contemplated by this Agreement shall be borne fifty percent (50%) by Buyer and fifty percent (50%) by the Closing Common Shareholders, with the Closing Common Shareholders’ portion of such Transfer Taxes being paid from the Reserve Amount (to the extent thereof and then shall be paid by, and the several responsibility of, the Shareholders (based on each Shareholder’s Pro Rata share)), except to the extent such Transfer Taxes are taken into account in computing the Closing Date Net Working Capital. Buyer, at Buyer’s expense, with the cooperation of the Shareholders Representative, shall prepare and file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes; provided, however, that Buyer shall permit the Shareholders Representative to review and comment on, and approve (such approval not to be unreasonably withheld) all such Tax Returns and documentation. If reasonably requested by Buyer, each of Shareholders Representative, Buyer, Newco, the Surviving Corporation, and the Company and each of the Company’s Subsidiaries will, or will cause their respective Affiliates to, join in the execution of (or otherwise individually execute) any such Tax Returns and other documentation or certifications relating thereto. Buyer’s failure to timely file or prepare any Tax Return (or other documentation) relating to Transfer Taxes shall not relieve any Closing Common Shareholder from its obligations and responsibilities with respect to such shareholder’s portion of any Transfer Taxes (and related expenses) as set forth in this Section 10.03, but each such Closing Common Shareholder’s share of the Transfer Taxes shall not exceed its portion of such Transfer Taxes that would have been payable if such Tax Returns (or other documentation) had been timely filed.

Section 10.04. 338(h)(10) Elections. (a) The Company shall use reasonable best efforts to deliver to Buyer Internal Revenue Service Form 8023 relating to an election under Code Section 338(h)(10) with respect to the acquisition of the Common Stock of the Company pursuant to this Agreement, properly executed by the Company, each Shareholder and each other Person who is treated as a shareholder of the Company pursuant to Code section 1361(c)(2)(B) at the Effective Time (with respect to such Persons who are treated as shareholders of the Company, in the form attached hereto as Exhibit I), and any State Elections, no later than seven (7) Business Days prior to the Closing Date or the Company shall provide to Buyer within such time period written notice setting forth those Elections that the Company is unable to provide as a result of one (1) or more Shareholder’s (or deemed Shareholder’s) refusal to execute such Elections, in which case the provisions of Section 2.01(k) shall apply. Following the Closing Date, the Company and each Shareholder shall reasonably cooperate with Buyer for purposes of effectuating timely comparable elections under state law in other jurisdictions as reasonably requested by Buyer (the Election under Code section 338(h)(10), the State Elections and such other elections, each an “Election” and collectively the “Elections”) and shall reasonably cooperate in the execution and filing of any forms or returns and any corrections or amendments thereof or supplements thereto, and agree to reasonably cooperate to timely provide such executed forms to Buyer so that Buyer can duly and timely file such forms with the appropriate Taxing Authority, in each case as and to the extent reasonably requested in writing by Buyer. Buyer shall promptly provide the Shareholders Representative with a copy of such forms as so filed.

(b) Within seventy-five (75) Business Days following the Closing Date, Buyer shall provide to the Shareholders Representative an allocation of the Merger Consideration (and all other relevant items) among the assets of the Company for purposes of Section 338 of the Code, which shall be prepared in a manner consistent with Code Section 338 and the Treasury Regulations thereunder, and in accordance with the principles set forth on Exhibit G and evidenced by a written schedule (the “338(h)(10) Allocation”). The Shareholders Representative shall, within thirty (30) Business Days after receiving the 338(h)(10) Allocation, provide Buyer with a written notice of any disagreement with the 338(h)(10) Allocation as provided by Buyer. In the event of any such disagreement, Buyer and Shareholders Representative shall negotiate to agree on revisions to the 338(h)(10) Allocation. If, after ten (10) Business Days from the date on which written notice was provided, any dispute or objection raised therein remains unresolved, unless both Buyer and the Shareholders Representative agree in writing to extend such negotiation period, the unresolved matter shall be submitted to the Accounting Firm for resolution pursuant to the procedures and terms set forth in Section 2.07(e)(ii); provided, that, the procedures set forth in Section 2.07(e)(ii) shall be controlling only to the extent not inconsistent with the terms and procedures of this Section 10.04(b) and the Accounting Firm shall address only the unresolved matters submitted for resolution pursuant to this Section 10.04(b). The 338(h)(10) Allocation shall become final upon the conclusion of the Shareholders Representative’s thirty Business Day review period referenced above (if no written notice of disagreement is timely provided), or, if a written notice of disagreement is timely provided, upon the resolution of all of the disagreements raised in such notice (either as a result of the parties’ negotiations or a final determination by the Accounting Firm).

(c) Notwithstanding any other provision of this Agreement, none of Buyer, the Surviving Corporation, the Company or any of their respective Affiliates will be required to compensate any of the Closing Common Shareholders for any Taxes imposed on any Closing Common Shareholders under the applicable Tax laws resulting from any Election.

(d) Each party to this Agreement and each Closing Common Shareholder also agrees that it will (and that it will cause its Affiliates to) (A) be bound by the 338(h)(10) Allocation (as finally determined) for the purposes of determining any federal income Tax and applicable state and local income Tax, (B) report the transactions for Income Tax purposes that are consummated pursuant to this Agreement in accordance with the 338(h)(10) Allocation (as finally determined), (C) to the extent appropriate, timely complete Internal Revenue Service Form 8883 consistent with the 338(h)(10) Allocation (as finally determined), and (if required to file such Internal Revenue Service Form) provide a copy of such form to Buyer, the Surviving Corporation and the Shareholders Representative (as applicable), and timely file a copy of such form with his, her or its federal income Tax Return as permitted or required under applicable Tax law, and (D) not take a position inconsistent with the Election or the 338(h)(10) Allocation (as finally determined) on any applicable Tax Return or in any Tax Proceeding except with the prior written consent of Buyer, the Surviving Corporation and the Shareholders Representative. Notwithstanding anything to the contrary contained in Article IX, in the event that the 338(h)(10) Allocation is disputed by any Taxing Authority, the party receiving notice of such dispute will promptly notify the other parties hereto (provided that any notice required to be given to the Closing Common Shareholders shall be effectuated through notice to the Shareholders Representative) and Buyer, the Surviving Corporation and the Shareholders Representative will consult in good faith as to how to resolve such dispute in a manner consistent with the Election or the 338(h)(10) Allocation. The parties agree and acknowledge that the 338(h)(10) Allocation will be determined on an arm’s length basis upon a good faith determination of the respective fair market values of the assets of the Company.

Section 10.05. Certain Determinations. For purposes of determining any Taxes for which the Closing Common Shareholders shall be responsible with respect to any indemnification obligations under Article IX and the Taxes for a Straddle Period that are attributable to the portion of the Straddle Period ending on and including the Closing Date (other than Transfer Taxes allocated under Section 10.03), the amount of any Taxes based on or measured by income or receipts of the Company for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which the Company holds a beneficial interest shall be deemed to terminate at such time) and the amount of any other Taxes of the Company for the Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the Pre-Closing Tax Period and the denominator of which is the number of days in the entire taxable period; provided, however, that Taxes in the form of interest, penalties, additions to Tax or other additional amounts that relate to Taxes for any Pre-Closing Tax Period shall be treated as occurring in a Pre-Closing Tax Period whether such items are incurred, accrued, assessed or similarly charged on, before, or after the

Closing Date; provided, further, that any Taxes attributable to any transaction not in the ordinary course of business and not addressed in this Agreement shall be allocated to the portion of the Straddle Period ending on, and the portion of the Straddle Period beginning after, the Closing Date based on the portion of the Straddle Period in which such transaction occurs.

ARTICLE XI.

SHAREHOLDERS REPRESENTATIVE

Section 11.01. Shareholders Representative Appointment and Duties. Pursuant to the Letters of Transmittal, the Shareholders Representative will be appointed the exclusive agent, proxy and attorney-in-fact for each of the Closing Common Shareholders. The Shareholders Representative shall have the authority to act for and on behalf of the Closing Common Shareholders, including, without limitation, (i) to consummate the transactions contemplated herein, (ii) to receive and deliver to the Surviving Corporation surrendered certificates representing outstanding Common Shares, (iii) to communicate to, and receive all communications and notices from, Buyer, Newco, the Surviving Corporation and its Subsidiaries, (iv) to do each and every act, implement any decision and exercise any and all rights which the Closing Common Shareholders are permitted or required to do or exercise under this Agreement or any Transaction Document, (v) to execute and deliver on behalf of such Closing Common Shareholders any amendment or waiver hereto, (vi) to negotiate, settle, compromise and otherwise handle any and all claims for indemnification made by any of the Buyer Indemnified Parties, (vii) to authorize delivery to Buyer of any funds and property in its possession in satisfaction of claims by Buyer, (viii) to object to such deliveries, (ix) to agree to, negotiate, enter into settlements and compromises of, and commence, prosecute, participate in, settle, dismiss or otherwise terminate, as applicable, any litigation, action, proceeding or investigation, and to comply with orders of courts and awards of courts, mediators and arbitrators with respect to such litigation, action, proceeding or investigation, and (x) to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all actions that the Shareholders Representative, in its sole discretion, may consider necessary or proper or convenient in connection with or to carry out the transactions contemplated by this Agreement and the Transaction Documents. The Shareholders Representative shall, in this regard, have all of the rights and powers which the Closing Common Shareholders would otherwise have, and the Closing Common Shareholders agree that, notwithstanding anything to the contrary contained herein, Buyer, the Surviving Corporation and its Subsidiaries shall be entitled to rely exclusively upon all actions taken or omitted to be taken by the Shareholders Representative pursuant to this Agreement and any of the foregoing matters. The Shareholders Representative shall for all purposes be deemed the sole authorized agent of the Closing Common Shareholders until such time as the agency is terminated. Pursuant to the Letters of Transmittal, each of the Closing Common Shareholders will agree that such agency and proxy are coupled with an interest, are therefore irrevocable without the consent of the Shareholders Representative and shall survive the death, incapacity, bankruptcy, dissolution or liquidation of any Closing Common Shareholder. All decisions and actions by the Shareholders Representative shall be binding upon all of the Closing Common Shareholders, and no such Closing Common Shareholder shall have the right to object, dissent, protest or otherwise contest the same.

Section 11.02. Resignation or Removal of the Shareholders Representative. Subject to the appointment and acceptance of a successor Shareholders Representative as provided below, the Shareholders Representative may resign at any time thirty (30) days subsequent to giving notice thereof to the Closing Common Shareholders. Upon any such resignation, the Closing Common Shareholders may appoint a successor Shareholders Representative by a vote of the Closing Common Shareholders holding a majority of the Common Shares prior to the Closing. If no successor Shareholders Representative shall have been appointed by the Closing Common Shareholders and accepted such appointment within twenty (20) days after the retiring Shareholders Representative’s giving of notice of resignation or the Closing Common Shareholders’ removal of the Shareholders Representative, then the retiring Shareholders Representative may, on behalf of the Closing Common Shareholders, appoint a successor. Upon the acceptance of any appointment as the Shareholders Representative hereunder, such successor Shareholders Representative shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Shareholders Representative, and the retiring Shareholders Representative shall be discharged from his duties and obligations hereunder. After any retiring Shareholders Representative’s resignation hereunder as the Shareholders Representative, the provisions of Article X shall continue in effect for such retiring Shareholders Representative’s benefit in respect of any actions taken or omitted to be taken by him while he was acting as the Shareholders Representative.

Section 11.03. Liability of Shareholders Representative. The Shareholders Representative shall not incur any liability to the Closing Common Shareholders with respect to any action taken in reliance upon any note, direction, instruction, consent, statement or other document believed by the Shareholders Representative to be genuinely and duly authorized, or for any other action or inaction in its capacity as the Shareholders Representative, excepting only the fraud or willful misconduct of the Shareholders Representative. The Shareholders Representative may, in all questions arising hereunder, rely on the advice of legal counsel and for anything done, omitted or suffered in good faith by the Shareholders Representative based on such advice, the Shareholders Representative shall not be liable to any Closing Common Shareholders while acting in its capacity as Shareholders Representative. Each Closing Common Shareholder shall be liable, Pro Rata, for any expenses (including reasonable attorneys’ fees) paid or incurred by the Shareholders Representative in connection with the performance of its obligations as Shareholders Representative, including in the defense of any indemnification claim brought against the Closing Common Shareholders under Article IX. The Shareholders Representative shall have the right to demand payment for such expenses from each Closing Common Shareholder, Pro Rata.

ARTICLE XII.

MISCELLANEOUS

Section 12.01. Notices. All notices, requests, demands and other communications provided for hereunder shall be in writing and shall be deemed to have been given (i) in the case of personal delivery, when addressed to the other party and delivered to the address set forth below, (ii) in the case of mailing, three (3) days after said notice has been deposited in the United States mail, postage prepaid, by certified or return mail, and addressed to the other party as set forth below, and (iii) in the case of facsimile and in all other cases, when received by the other party. The addresses at which notices may be sent under this Section are the following:

If to Buyer, Newco or the Surviving Corporation:	c/o Milestone AV Technologies LLC 8401 Eagle Creek Parkway Savage, MN 55378 Attention: Scott J. Gill, President and CEO Facsimile: (877) 894-6918

with a copy to:	The Duchossois Group, Inc. 845 N. Larch Avenue Elmhurst, IL 60126-1196 Attention: Eric A. Reeves, Vice President and General Counsel Facsimile: (630) 530-6051

and to:	Vedder Price P.C. 222 North LaSalle Street, Suite 2400 Chicago, IL 60601 Attention: Michael A. Nemeroff, Esq. Facsimile: (312) 609-5005

If to the Company to:	Da-Lite Screen Company, Inc. 3100 North Detroit Street Warsaw, IN 46582 Attention: Richard E. Lundin Facsimile: (877) 325-4832

with a copy to:	Sidley Austin LLP One South Dearborn Street Chicago, IL 60603 Attention: John J. Sabl, Esq. Facsimile: (312) 853-7036

If to the Shareholders Representative:	DL Shareholder Representative, LLC 500 Crescent Court, Suite 230 Dallas, TX 75201 Attention: J. Hale Hoak Facsimile: (972) 960-4899

with a copy to:	Sidley Austin LLP One South Dearborn Street Chicago, IL 60603 Attention: John J. Sabl, Esq. Facsimile: (312) 853-7036

Any party may at any time change the address to which notices may be sent under this Section by the giving of notice of such to the other parties in the manner set forth herein.

Section 12.02. Amendments; No Waivers.

(a) This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. In addition, any modification of Section 2.01 or Article X hereof after the Closing Date shall require written consent of the Shareholders Representative.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 12.03. Expenses. Buyer shall pay all costs and expenses incurred by Buyer in connection with this Agreement; provided, however, that concurrently with the Closing or at any time after the Closing, the Company shall reimburse Buyer and its Affiliates for any and all fees, costs and expenses (including, but not limited to, due diligence costs and legal fees) incurred in connection with the transactions contemplated hereby. The Company shall pay all costs and expenses incurred by the Company in connection with this Agreement.

Section 12.04. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto. Notwithstanding the foregoing, each of Buyer and Newco may, without the consent of the Company or the Shareholders Representative: (a) assign any or all of its rights and interests hereunder to one or more of its Affiliates and designate one or more of its Affiliates to perform its obligations hereunder (in any or all of which cases such Person nonetheless shall remain responsible for the performance of all of its obligations hereunder), (b) assign its rights under this Agreement for collateral security purposes to any lenders providing financing to Buyer and/or Newco or any of their respective subsidiaries or Affiliates, or (c) assign its rights under this Agreement to any Person that acquires Buyer or the Surviving Corporation or any of their respective assets.

Section 12.05. Governing Law; Waivers; Personal Jurisdiction.

(a) Governing Law. Except to the extent that the laws of the jurisdiction of organization of any party hereto, or any other jurisdiction, are mandatorily applicable to the Merger or the matters arising under or in connection with this Agreement, this Agreement shall be governed by the laws of the State of Indiana without regard to any applicable conflicts of law provisions thereof that would require the application of the laws of another jurisdiction.

(b) EXCLUSIVE JURISDICTION. THE PARTIES HERETO AGREE THAT ALL ACTIONS TO ENFORCE THIS AGREEMENT AND ALL DISPUTES AMONG OR BETWEEN THEM ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED AMONG OR BETWEEN THEM

IN CONNECTION WITH THIS AGREEMENT, AND WHETHER ARISING IN CONTRACT, TORT, EQUITY, OR OTHERWISE, SHALL BE RESOLVED ONLY BY A STATE OR FEDERAL COURT LOCATED IN COOK COUNTY, CHICAGO, ILLINOIS, AND THE PARTIES HERETO HEREBY CONSENT AND SUBMIT TO THE EXCLUSIVE JURISDICTION OF SUCH COURT.

(c) WAIVERS. THE PARTIES HERETO HEREBY WAIVE PERSONAL SERVICE OF ANY AND ALL PROCESS UPON THEM AND CONSENT THAT ALL SUCH SERVICE OF PROCESS MAY BE MADE BY REGISTERED MAIL DIRECTED TO THEM AT THEIR RESPECTIVE ADDRESSES SET FORTH IN SECTION 12.01 OF THIS AGREEMENT, AND SERVICE SO MADE SHALL BE DEEMED TO BE COMPLETED UPON ACTUAL RECEIPT THEREOF. THE PARTIES HERETO HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL, ANY OBJECTION BASED ON FORUM NON CONVENIENS AND ANY OBJECTION TO VENUE IN COOK COUNTY, ILLINOIS IN CONNECTION WITH ANY CLAIM OR CAUSE OF ACTION TO ENFORCE THIS AGREEMENT OR BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS AND ALL OTHER COMMON LAW OR STATUTORY CLAIMS. THE PARTIES HERETO AGREE THAT COOK COUNTY, ILLINOIS IS A REASONABLY CONVENIENT FORUM TO RESOLVE ANY DISPUTE AMONG THE PARTIES HERETO. EACH OF THE PARTIES HERETO REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER AND KNOWINGLY AND VOLUNTARILY WAIVES HIS OR ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. IN THE EVENT OF LITIGATION, A COPY OF THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT. NOTHING IN THIS SECTION SHALL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE LEGAL PROCESS IN ANY OTHER MANNER PERMITTED BY LAW.

(d) OTHER JURISDICTIONS. NOTWITHSTANDING ANYTHING CONTAINED HEREIN TO THE CONTRARY, THE PARTIES AGREE THAT EACH PARTY HERETO SHALL HAVE THE RIGHT TO PROCEED AGAINST ANY OTHER PARTY IN A COURT IN ANY LOCATION TO ENABLE SUCH PARTY TO ENFORCE A JUDGMENT OR OTHER COURT ORDER ENTERED IN SUCH PARTY’S FAVOR. EACH PARTY WAIVES ANY OBJECTION THAT SUCH PARTY MAY HAVE TO THE LOCATION OF THE COURT IN WHICH ANY PARTY HAS COMMENCED A PROCEEDING DESCRIBED IN THIS SECTION.

Section 12.06. Counterparts; Effectiveness. This Agreement may be signed in any number of identical counterparts, each of which shall be an original (including facsimile signatures), with the same effect as if the signatures thereto and hereto were upon the same instrument. The parties hereto may deliver this Agreement and the other documents required to consummate the transactions contemplated herein by facsimile machine or email and each party shall be permitted to rely upon the signatures so transmitted to the same extent and effect as if they were original signatures. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by each other party hereto.

Section 12.07. Entire Agreement. This Agreement (including the exhibits and schedules hereto) and the other Transaction Documents, together with the Confidentiality Agreement, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements, understandings and negotiations, both written and oral, among the parties with respect to the subject matter of this Agreement and the other Transaction Documents (except for the Confidentiality Agreement which shall terminate automatically, without any action by any party, upon the Closing). No representation, inducement, promise, understanding, condition or warranty not set forth in this Agreement or in any other Transaction Document has been made or relied upon by any party hereto, except for the Confidentiality Agreement. Neither this Agreement nor any other Transaction Document, nor any provision hereof or thereof, is intended to confer upon any Person other than the parties hereto and their respective successors and permitted assigns any rights or remedies hereunder or thereunder.

Section 12.08. Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

Section 12.09. Severability. If a provision of this Agreement is deemed to be contrary to law, that provision will be deemed separable from the remaining provisions of this Agreement, and will not affect the validity, interpretation, or effect of the other provisions of either this Agreement or any agreement executed pursuant to it or the application of that provision to other circumstances not contrary to law.

Section 12.10. Specific Performance. The transactions contemplated by this Agreement are unique. Accordingly, each of the parties acknowledges and agrees that, in addition to all other remedies to which it may be entitled, each of the parties hereto is entitled to an injunction or injunctions to prevent breaches of this Agreement and a decree of specific performance, provided such party is not in material default hereunder.

Section 12.11. Disclosure Schedules. The Disclosure Schedules are hereby incorporated into this Agreement to the same extent as though fully set forth herein; provided however that (i) the Disclosure Schedules are qualified in their entirety by reference to specific provisions of this Agreement; (ii) any fact or item which is disclosed on any of the Disclosure Schedules shall be deemed disclosed on such other Disclosure Schedule or Disclosure Schedules to the extent that its relevance or applicability to information called for by such other Disclosure Schedule or Disclosure Schedules is reasonably apparent in the disclosure on the face of such Disclosure Schedule and includes a cross-reference to any other applicable Disclosure Schedule; and (iii) the mere inclusion of an item in the Disclosure Schedules as an exception to a representation or warranty shall not be deemed an admission or representation to any Person not a party hereto. Nothing in the Disclosure Schedules shall confer or give to any third party any remedy, claim, liability, reimbursement, cause of action or other right.

Section 12.12. Gender and Tense. Where the context or construction requires, all words applied in the plural shall be deemed to have been used in the singular, and vice versa; the masculine shall include the feminine and neuter, and vice versa; and the present tense shall include the past and future tense, and vice versa.

Section 12.13. Legal Representation. The Parties agree that the fact that Sidley Austin LLP has represented or represents the Company in connection with matters, including the Transaction Agreements, or the Buyer or its Affiliates with respect to unrelated matters, shall not prevent Sidley Austin LLP from representing the Shareholders Representative or any Closing Common Shareholder in connection with any matters involving the Transaction Documents or the transactions contemplated thereby, including any dispute relating thereto.

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IN WITNESS WHEREOF, the parties hereto here caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

DA-LITE SCREEN COMPANY, INC.

By:	/s/ Richard E. Lundin
Name:	Richard E. Lundin
Title:	Chairman, President and Chief
Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

MILESTONE HOLDING CORPORATION

By:	/s/ Robert L. Fealy
Name:	Robert L. Fealy
Title:	Executive Vice President

DLI ACQUISITION CORPORATION

By:	/s/ Robert L. Fealy
Name:	Robert L. Fealy
Title:	President

MILESTONE AV TECHNOLOGIES LLC, solely for purposes of Section 6.05 hereof

By:	/s/ Robert L. Fealy
Name:	Robert L. Fealy
Title:	Vice President

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

DL SHAREHOLDER REPRESENTATIVE, LLC

By:	/s/ James M. Hoak
Name:	James M. Hoak
Title:	Chairman

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]